UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 2, 2023

LIFE STORAGE, INC.

LIFE STORAGE LP

(Exact name of registrant specified in its charter)

Maryland (Life Storage, Inc.)	1-13820	16-1194043

Delaware (Life Storage LP)	0-24071	16-1481551
(State of Formation)	(Commission File Number)	(IRS Employer Identification No.)

6467 Main Street

Williamsville, New York 14221

(Address of Principal Executive Offices, Zip Code)

Registrant’s telephone number, including area code: (716) 633-1850

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Life Storage, Inc.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LSI	The New York Stock Exchange

Life Storage LP

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Life Storage, Inc.:

Emerging Growth Company ☐

Life Storage LP:

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Life Storage, Inc. ☐

Life Storage LP ☐

Item 1.01	Entry into a Material Definitive Agreement.

On April 2, 2023, Life Storage, Inc. (“Life Storage”) and Life Storage LP (“Life Storage OP” and, together with Life Storage, the “Life Storage Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Extra Space Storage Inc., a Maryland corporation (“Extra Space”), Extra Space Storage LP, a Delaware limited partnership (“Extra Space OP”), Eros Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space (“Eros Merger Sub”), and Eros OP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space OP (“Eros OP Merger Sub” and, together with Extra Space, Extra Space OP and Eros Merger Sub, the “Extra Space Parties”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) Eros Merger Sub will merge with and into Life Storage (the “Company Merger”), with Life Storage surviving the Company Merger and remaining a wholly owned subsidiary of Extra Space (the “Surviving Entity”), (b) immediately after the effective time of the Company Merger (the “Company Merger Effective Time”), (i) the Surviving Entity will be converted into a Maryland limited liability company and (ii) Life Storage Holdings, Inc., a Delaware corporation and the general partner of Life Storage OP (“Life Storage OP GP”), will be converted into a Delaware limited liability company (such conversions, collectively, the “LLC Conversions”), (c) immediately after the LLC Conversions, Extra Space will contribute to Extra Space OP (i) all of the outstanding equity interests of the Surviving Entity and (ii) the number of shares of common stock of Extra Space, par value $0.01 per share (“Extra Space Common Stock”), to be issued to limited partners of Life Storage OP other than Life Storage or any wholly owned subsidiary of Life Storage (a “Minority Limited Partner”) and each holder of Series A Preferred Units of Life Storage OP (the “Preferred Unitholders”) who elect to receive the Merger Consideration (as defined below) in exchange for the issuance by Extra Space OP to Extra Space or its applicable subsidiaries of a number of newly issued partnership units in Extra Space OP equal to the number of shares of Extra Space Common Stock to be issued in the Company Merger or the Partnership Merger (as defined below), and (d) thereafter, Eros OP Merger Sub will merge with and into Life Storage OP (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with Life Storage OP surviving the Partnership Merger and becoming a wholly owned subsidiary of Extra Space OP.

At the Company Merger Effective Time, each share of common stock, par value $0.01 per share, of Life Storage (“Life Storage Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (other than shares of Life Storage Common Stock owned by any of the Life Storage Parties, the Extra Space Parties or any of their respective wholly owned subsidiaries, which will be canceled) will be automatically converted into the right to receive 0.895 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Extra Space Common Stock (the “Merger Consideration”), together with cash in lieu of fractional shares, without interest, but subject to any withholding required under applicable law, upon the terms and subject to the conditions set forth in the Merger Agreement.

Each share of restricted Life Storage Common Stock (“Life Storage Restricted Shares”) that is issued and outstanding as of immediately prior to the Company Merger Effective Time will, as of immediately prior to the Company Merger Effective Time, become fully vested and be canceled and converted into the right to receive the Merger Consideration plus cash in lieu of fractional shares without interest, but subject to any withholding required under applicable law. Separately, each holder of Life Storage Restricted Shares issued pursuant to the Life Storage 2015 Award and Option Plan that is issued and outstanding as of immediately prior to the Company Merger Effective Time will be eligible to receive, in respect of each Life Storage Restricted Share, a cash bonus payment, no later than five (5) business days after the Company Merger Effective Time, determined based on the excess, if any, of the Change in Control Price (as defined in the Life Storage 2015 Award and Option Plan) over the sum of the Merger Consideration plus any cash in lieu of fractional shares.

Each performance stock unit with respect to shares of Life Storage Common Stock (the “Life Storage PSUs”) that is outstanding as of immediately prior to the Company Merger Effective Time will, as of immediately prior to the Company Merger Effective Time, be accelerated and vest with respect to the Life Storage PSUs that would vest based on the actual achievement of the applicable performance conditions over the truncated performance period ending on the closing date of the Mergers, determined in accordance with the terms of the applicable award agreement. At the Company Merger Effective Time, the Life Storage PSUs will be canceled and converted into the right to receive the Merger Consideration plus cash in lieu of fractional shares, without interest, but subject to any withholding required under applicable law.

Each deferred stock unit with respect to shares of Life Storage Common Stock (the “Life Storage DSUs”) that is issued and outstanding as of immediately prior to the Company Merger Effective Time will, as of immediately prior to the Company Merger Effective Time, become fully vested and all restrictions shall lapse. At the Company Merger Effective Time, the Life Storage DSUs will be canceled and converted into the right to receive the Merger Consideration plus cash in lieu of fractional shares, without interest, but subject to any withholding required under applicable law.

At the Company Merger Effective Time, each outstanding and unexercised Life Storage stock option, whether vested or unvested, will be canceled and exchanged for no consideration; provided, however that each holder of an outstanding and unexercised Life Storage stock option will have at least fifteen (15) days prior to the closing date of the Mergers to exercise such Life Storage stock options.

The Company Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

At the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), (a) the general partner interests in Life Storage OP owned by Life Storage OP GP as of immediately prior to the Partnership Merger Effective Time will be converted into one Common Unit (as defined the Amended and Restated Agreement of Limited Partnership of Life Storage OP, dated June 4, 2021), and Life Storage OP GP will continue to be the sole general partner of Life Storage OP following the Partnership Merger Effective Time, (b) the Common Units owned by the Surviving Entity as of immediately prior to the Partnership Merger Effective Time will be converted into 99 Common Units, and the Surviving Entity will continue to be a limited partner of Life Storage OP and will be the sole limited partner of Life Storage OP following the Partnership Merger Effective Time and (c) each common unit of Life Storage OP held by a Minority Limited Partner that is issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into validly issued common units of Extra Space OP in an amount equal to (i) one, multiplied by (ii) the Exchange Ratio, and each holder of such Common Units will be admitted as a limited partner of Extra Space OP, subject to certain elections by such holders as described in the Merger Agreement.

The Merger Agreement provides that at the Company Merger Effective Time, Extra Space will take all action necessary to add three members designated by Life Storage to the Extra Space board of directors.

The respective boards of directors of Extra Space and Life Storage have unanimously approved the Merger Agreement. The Mergers are expected to close during the second half of 2023.

The consummation of the Mergers is subject to certain closing conditions, including (a) the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by the holders of at least two-thirds of the outstanding shares of Life Storage Common Stock (the “Life Storage Stockholder Approval”), (b) the approval of the issuance of Extra Space Common Stock in the Company Merger by a majority of the votes cast by the holders of Extra Space Common Stock on such matter (the “Extra Space Stockholder Approval”), (c) the shares of Extra Space Common Stock to be issued in the Company Merger will have been approved for listing on the New York Stock Exchange, (d) the Form S-4 to be filed by Extra Space to register the offer and sale of shares of Extra Space Common Stock to be issued in the Company Merger becoming effective, (e) the absence of any temporary restraining order, injunction or other legal order, and no law being enacted, which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers, (f) the receipt of certain legal opinions by each of Extra Space and Life Storage and (g) other customary conditions specified in the Merger Agreement.

The Merger Agreement contains customary representations, warranties, agreements and covenants, including covenants providing that each of the Extra Space Parties and the Life Storage Parties will use commercially reasonable efforts to conduct their respective businesses in all material respects in the ordinary course, consistent with past practice, during the period between the execution of the Merger Agreement and the earlier of the Company Merger Effective Time or the termination of the Merger Agreement. Specifically, none of the Life Storage Parties nor any Life Storage subsidiary can take certain specified actions without Extra Space’s prior written consent (not to be unreasonably withheld, delayed or conditioned), including, among other things (subject to certain exceptions)

(a) issuing any shares, (b) making any loans or incurring any indebtedness, (c) settling certain litigation, (d) making capital expenditures not in accordance with Life Storage’s capital expenditure plan or (e) taking any action, or failing to take any action, that would reasonably be expected to cause (i) Life Storage to fail to qualify as a REIT or (ii) any Life Storage subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary or a taxable REIT subsidiary.

Each of Extra Space and Life Storage has agreed not to make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of the other party, except that upon written notice to the other party, (a) Life Storage may authorize and pay (i) regular quarterly dividends on shares of Life Storage Common Stock at a rate not in excess of $1.20 per share per quarter and (ii) the regular distributions that are required to be made in respect of the common units of Life Storage OP in connection with any dividends paid on the shares of Life Storage Common Stock under Life Storage OP’s partnership agreement and (b) Extra Space may authorize and pay (i) regular quarterly dividends on shares of Extra Space Common Stock at a rate not in excess of $1.62 per share per quarter and (ii) the regular distributions that are required to be made in respect of the common limited partnership interests in Extra Space OP in connection with any dividends paid on the shares of Extra Space Common Stock under Extra Space OP’s partnership agreement. In addition, Life Storage has agreed that any quarterly dividends or distributions by the Life Storage Parties will have the same record date and the same payment date as Extra Space.

Each of Extra Space and Life Storage has agreed not to (a) solicit proposals relating to certain alternative transactions, (b) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party or (c) approve or enter into any agreements providing for any such alternative transaction, subject to certain exceptions to permit members of each of Extra Space’s and Life Storage’s board of directors to comply with their duties as directors under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining the Extra Space Stockholder Approval and Life Storage Stockholder Approval, under specified circumstances Extra Space’s or Life Storage’s respective board of directors may change its respective recommendation of the transaction, and Life Storage may also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fee described below.

The Merger Agreement may be terminated under certain other circumstances, including by either Extra Space or Life Storage if the Mergers have not been consummated on or before 5:00 p.m. (New York time) on December 31, 2023, if a final and non-appealable order is entered enjoining or otherwise prohibiting the Mergers, if the Life Storage stockholders shall have voted at the special meeting held to consider the Life Storage Stockholder Approval and the Life Storage Stockholder Approval is not obtained, or if the Extra Space stockholders shall have voted at the special meeting held to consider the Extra Space Stockholder Approval and the Extra Space Stockholder Approval is not obtained.

The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, Life Storage may be required to pay to Extra Space a termination fee of $371,000,000, Extra Space may be required to pay to Life Storage a termination fee of $761,000,000, or either party may be required to reimburse the other party’s transaction expenses up to an amount equal to $20,000,000.

The foregoing summary of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Extra Space, Extra Space OP, Life Storage, Life Storage OP or their respective subsidiaries or affiliates. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made by the parties), may have been made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries to the representations and warranties contained in the Merger

Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Extra Space’s, Extra Space OP’s, Life Storage’s or Life Storage OP’s public disclosures.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 2, 2023, Life Storage’s board of directors approved an amendment and restatement (the “Amendment and Restatement”) of the Bylaws of Life Storage (the “Bylaws”), which became effective immediately. The Amendment and Restatement revises (i) Section 1.07 to remove the effect of withheld votes in the election of director nominees, (ii) Section 7.01 to conform the indemnification of directors and officers to Life Storage’s current charter provisions and (iii) Article XI to require any stockholder who is a party to an action described in Article XI of the Bylaws to cooperate in seeking to have such action to be assigned to the Maryland Business & Technology Case Management Program and designate the courts of the United States as the exclusive forum for all claims arising under the federal securities laws, unless Life Storage consents to another forum.

The foregoing summary of the Amendment and Restatement does not purport to be a complete description and is qualified in its entirety by the full text of the Amendment and Restatement, marked to show the April 2, 2023 changes, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01	Other Events.

On April 3, 2023, Extra Space and Life Storage issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on April 3, 2023, Life Storage posted an investor presentation to its investor relations website related to the transactions contemplated by the Merger Agreement and provided information regarding the proposed transaction to analysts and investors. The information made available in connection with the presentations is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 2, 2023, by and among Extra Space Storage Inc., Extra Space Storage LP, Eros Merger Sub, LLC, Eros OP Merger Sub, LLC, Life Storage, Inc. and Life Storage LP.*

3.1	Amended and Restated Bylaws of Life Storage, Inc.

99.1	Joint Press Release of Extra Space Storage Inc. and Life Storage, Inc., dated April 3, 2023.

99.2	Investor Presentation, dated April 3, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Life Storage agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Life Storage and Extra Space operate as well as beliefs and assumptions of Life Storage and Extra Space. Such statements involve uncertainties that could significantly impact Life Storage’s or Extra Space’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Life Storage or Extra Space expects or anticipates will occur in the future — including statements relating to any possible transaction between Life Storage and Extra Space, acquisition and development activity, disposition activity, general conditions in the geographic areas where Life Storage or Extra Space operate, and Life Storage’s and Extra Space’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Life Storage and Extra Space believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Life Storage nor Extra Space can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Life Storage’s and Extra Space’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Life Storage and Extra Space management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Life Storage and Extra Space to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Life Storage’s or Extra Space’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Life Storage and Extra Space maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Life Storage’s and Extra Space’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Life Storage nor Extra Space undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Life Storage and Extra Space as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2023	LIFE STORAGE, INC.

	By:	/s/ Joseph V. Saffire
	Name:	Joseph V. Saffire
	Title:	Chief Executive Officer

Dated: April 3, 2023	LIFE STORAGE LP

	By:	/s/ Joseph V. Saffire
	Name:	Joseph V. Saffire
	Title:	Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EXTRA SPACE STORAGE INC.,

EXTRA SPACE STORAGE LP,

EROS MERGER SUB, LLC,

EROS OP MERGER SUB, LLC,

LIFE STORAGE, INC.,

and

LIFE STORAGE LP

Dated as of April 2, 2023

TABLE OF CONTENTS

Exhibit A-1	Form of A&R Company Charter
Exhibit A-2	Form of A&R Company Bylaws
Exhibit B-1	Form of Company Articles of Organization
Exhibit B-2	Form of Company LLC Agreement
Exhibit C	Form of A&R Company OP Partnership Agreement
Exhibit D	Form of Phillips Lytle Tax Opinion
Exhibit E	Form of Latham & Watkins Section 368 Opinion
Exhibit F	Form of Latham & Watkins Tax Opinion
Exhibit G	Form of Hogan Lovells Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 2, 2023, is made by and among EXTRA SPACE STORAGE INC., a Maryland corporation (“Parent”), EXTRA SPACE STORAGE LP, a Delaware limited partnership (“Parent OP”), EROS MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Extra Space Merger Sub”), EROS OP MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent OP (“Extra Space OP Merger Sub” and, together with Parent, Parent OP and Extra Space Merger Sub, the “Parent Parties”), LIFE STORAGE, INC., a Maryland corporation (the “Company”), and LIFE STORAGE LP, a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Parent OP, Extra Space Merger Sub, Extra Space OP Merger Sub, the Company and the Partnership are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that: (a) at the Company Merger Effective Time, the Company and Extra Space Merger Sub shall merge, with the Company being the Surviving Entity, pursuant to the Company Merger, in which each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 3.1(a)(iii)) shall be converted into the right to receive the Merger Consideration; (b) immediately after the Company Merger, the Company shall be converted into a Maryland limited liability company and Life Storage Holdings, Inc., a Delaware corporation and the general partner of the Partnership (“Company OP GP”), shall be converted into a Delaware limited liability company (such conversions, the “LLC Conversions”), and (c) immediately following the effectiveness of the LLC Conversions, Parent shall contribute to Parent OP all of the membership interests in the Surviving Entity and any shares of Parent Common Stock to be delivered to electing limited partners of the Partnership in exchange for equity interests in Parent OP pursuant to the Contribution and Issuance, in each case, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is further proposed that: at the Partnership Merger Effective Time, Extra Space OP Merger Sub and the Partnership shall merge, with the Partnership being the surviving entity, pursuant to the Partnership Merger, in which each of the Common Units (as defined in the Partnership Agreement) in the Partnership (any such Common Unit, a “Partnership OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Partnership OP Units to be canceled in accordance with Section 3.1(b)(vii)) shall be converted into the right to receive units of limited partner interest designated as common units in Parent OP (“Parent OP Units”); provided that each holder of Partnership OP Units other than the Company or any wholly owned Company Subsidiary (each a “Minority Limited Partner”) shall be entitled to elect to receive the Merger Consideration with respect to such holder’s Partnership OP Units in lieu of receiving Parent OP Units;

WHEREAS, in accordance with the certificate of designations of the 4.5% Series A Preferred Limited Partnership Units of the Partnership (the “Series A Preferred Units ”), prior to the Partnership Merger Effective Time, each holder of Series A Preferred Units shall be given the election either to convert its Series A Preferred Units to Partnership OP Units, effective immediately prior to the Partnership Merger Effective Time, or to receive a cash payment equal to the liquidation preference of such Series A Preferred Units, in each case contingent on completion of the Partnership Merger;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Company Merger and the Partnership Merger, to be advisable and in the best interests of Parent and the Company, respectively, and the stockholders of Parent and the Company, respectively, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent and its wholly owned subsidiary, ESS Holdings Business Trust I, a Massachusetts business trust and the general partner of Parent OP (“Parent Trust”), have taken all actions required for the execution of this Agreement by Parent OP and to approve the consummation by Parent OP of the transactions contemplated hereby;

WHEREAS, the Company and its wholly owned subsidiary, Company OP GP, have taken all actions required for the execution of this Agreement by the Partnership and required for by the Partnership to approve and consummate the transactions contemplated hereby;

WHEREAS, each of the sole member of Extra Space Merger Sub and the sole member of Extra Space OP Merger Sub has taken all actions required for the execution of this Agreement by Extra Space Merger Sub and Extra Space OP Merger Sub, respectively, and to approve the consummation by Extra Space Merger Sub and Extra Space OP Merger Sub, respectively, of the transactions contemplated hereby, including the Company Merger and the Partnership Merger, as applicable;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) Parent’s acquisition of the Company Common Stock pursuant to the Company Merger and the Deemed Liquidation (as defined below) be integrated, and that the Company Merger and the Deemed Liquidation, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and (b) the Partnership Merger will be treated as (i) an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), and (ii) a fully (or partially) taxable sale of partnership interests in the Partnership to Parent OP under Treasury Regulations Section 1.708-1(c)(4), if and to the extent that either (A) a Parent Common Stock Election (as defined below) is made by a Minority Limited Partner with respect to such Minority Limited Partner’s Partnership OP Units or (B) a Preferred Unitholder (as defined below) receives (or elects to receive, as applicable) cash for the preferential amount attributable for such person’s Series A Preferred Units; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or “group” (as defined in Section 13d-3 promulgated under the Exchange Act) (other than any of the Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries that would result in any Person beneficially owning more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of the Company’s or Parent’s, as applicable, or its respective Subsidiaries’ assets (including stock or other ownership interests of its respective Subsidiaries) representing more than fifteen percent (15%) of the assets of the Company and the Company Subsidiaries or Parent and its Subsidiaries, as applicable, and in each case on a consolidated basis (as determined on a book-value basis (including Indebtedness secured solely by such assets)), (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than fifteen percent (15%) of the outstanding voting securities of the

Company or Parent, as applicable, or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Company Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Company 2015 Plan Restricted Share” means a Company Restricted Share granted by the Company pursuant to the Company’s 2015 Award and Option Plan, as such plan has been amended and/or restated.

“Company Credit Facility” means that certain Eighth Amended and Restated Revolving Credit Agreement dated as of July 13, 2022, by and among the Partnership, as borrower, the Company, certain financial institutions party thereto or which may become a party thereto, Manufacturers and Traders Trust Company, as administrative agent, and various other parties as joint lead arrangers, joint bookrunners, syndication agents and documentation agents (as amended, restated, supplemented or otherwise modified prior to the date of this Agreement).

“Company Datasite” means that certain file sharing platform maintained by the Company at dfsvenue.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence at 10:00 a.m. New York City time on the date that is one (1) day prior to the date hereof.

“Company Debt Agreements” means (a) the Company Credit Facility; (b) the Company Notes Indentures; (c) any loan or note secured by a lien or any mortgage of the Company or its Subsidiaries; and (d) the Company Private Placement Notes.

“Company Deferred Compensation Plan” means the Company’s Deferred Compensation Plan for Directors (as amended and restated).

“Company Development Contracts” means any contracts for the design, development and construction of the Company Development Properties, including any binding agreement for ground-up development or commencement of construction by the Company or a Company Subsidiary.

“Company DSU” means a deferred stock unit with respect to shares of Company Common Stock, whether granted or credited under a Company Equity Incentive Plan (including in connection with the deemed reinvestment of dividends under the Company Deferred Compensation Plan).

“Company Equity Award” means any Company DSUs, Company Options, Company PSUs, or Company Restricted Shares, as applicable.

“Company Equity Incentive Plans” the Company’s 2009 Outside Directors’ Stock Option and Award Plan, the Company’s 2015 Award and Option Plan, the Company’s 2020 Outside Directors’ Stock Award Plan, and the Company Deferred Compensation Plan, in each case as such plan has been amended and/or restated.

“Company Material Adverse Effect” means, with respect to the Company, the Partnership or any of the Company Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP or other accounting standards, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners, or similar relationships (provided that this clause (iii) shall not apply to Section 4.6, Section 4.14(f) or the first sentence of Section 6.1), (iv) acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), (v) earthquakes, hurricanes or other natural disasters or epidemics, disease outbreaks or pandemics, or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto, (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of the Company or any failure to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (vii) any change in conditions generally affecting the self-storage real estate industry, or (viii) any action taken by the Company at Parent’s written request or that is expressly required by the Agreement or the failure by the Company to take any action if that action is prohibited by this Agreement (and for which Parent has declined to consent); provided, however, that such Events (x) in the cases of clauses (i), (ii), (iv) and (vii), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect the Company and the

Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in the United States in which the Company and Company Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company Parties of the Mergers before the Drop Dead Date or the performance by the Company Parties in all material respects of their obligations under this Agreement (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a)    that contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any of the Company Subsidiaries;

(b)    that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a Material Company Real Property Lease affecting a Company Property) with a fair market value in excess of $40,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c)    that requires the Company or any Company Subsidiary to acquire assets or properties where the Company’s obligation for payment of the purchase price of such assets or properties is in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(d)    that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $5,000,000;

(e)    that constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $150,000,000;

(f)    that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary;

(g)    that is a Material Company Real Property Lease;

(h)    that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of the Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area;

(i)    that sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary with a Third Party;

(j)    that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(k)    that involves any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute which has not been fully performed, other than, in each case, any such contracts, agreements or understandings concerning the routine collection of debts entered into in the ordinary course of business and other than, in each case, providing for payments under any such contract, agreement or understanding by the Company or any of its Subsidiaries in an amount less than $100,000;

(l)    that is a management agreement to which the Company or any of the Company Subsidiaries is party as manager, other than any management agreement entered into by the Company or any of the Company Subsidiaries in the ordinary course of the Company’s property management business;

(m)    that is a guarantee of third party obligations by the Company or any of the Company Subsidiaries;

(n)    that is a Company Development Contract with a total contract amount in excess of $20,000,000;

(o)    that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such directors, trustees or agents, would be material to the Company;

(p)    that is (1) not made in the ordinary course of business consistent with past practice and (2) material to the Company and the Company Subsidiaries, taken as a whole; or

(q)    that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2022 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Notes Indentures” means (i) that certain Indenture, dated as of June 20, 2016, by and between the Company and Wells Fargo Bank, National Association, as trustee, as supplemented by that certain First Supplemental Indenture, dated as of June 20, 2016, as supplemented by that certain Second Supplemental Indenture, dated as of December 7, 2017, as supplemented by that certain Third Supplemental Indenture, dated as of June 3, 2019, as supplemented by that certain Fourth Supplemental Indenture, dated as of September 23, 2020, as supplemented by that certain Fifth Supplemental Indenture, dated as of October 7, 2021, and as otherwise modified or supplemented prior to the date of this Agreement.

“Company Option” means each option to purchase shares of Company Common Stock granted by the Company pursuant to the Company Equity Incentive Plans.

“Company Private Placement Notes” means (i) that certain Note Purchase Agreement dated as of April 8, 2014, by and among the Company, the Partnership and the institutions named in Schedule A thereto as purchasers of $175 million, 4.533% Senior Guaranteed Notes, Series E due April 8, 2024, together with that Amendment No. 1 to Note Purchase Agreement (2014) dated June 10, 2016, by and among the Company, the Partnership and the Required Holders (as defined therein), together with that certain Amendment No. 2 to Note Purchase Agreement (2014) dated June 29, 2016 by and among the Company and the Partnership and the Required Holders (as defined therein), together with that certain Amendment No. 3 to Note Purchase Agreement (2014) dated August 10, 2016, by and among the Company, the Partnership and the Required Holders (as defined therein), together with that certain Amendment No. 4 to Note Purchase Agreement (2014) dated October 13, 2017, by and among the Company, the Partnership and the holders of the Notes (as defined therein), and (ii) that certain Note Purchase Agreement dated as of July 21, 2016, by and among the Company, the Partnership and the institutions named in Schedule A thereto as purchasers, together with that certain Amendment No. 1 to Note Purchase Agreement (2016) dated October 13, 2017, by and among the Company, the Partnership and the holders of the Notes (as defined therein).

“Company PSU” means a performance stock unit with respect to shares of Company Common Stock granted by the Company pursuant to the Company Equity Incentive Plans.

“Company Restricted Share” means a share of Company Common Stock granted by the Company pursuant to the Company Equity Incentive Plans that is unvested and/or is subject to a repurchase option or obligation, risk of forfeiture or other condition.

“Company Subsidiary REIT” means any Company Subsidiary that qualifies as a REIT under the Code.

“Company’s Knowledge” means the actual knowledge, after due inquiry, of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Confidentiality Agreement” means the mutual non-disclosure agreement, dated as of March 9, 2023, between Parent and the Company.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law, relating to the pollution, or the regulation, protection, or restoration of the Environment, including those relating to the use, generation, labeling, processing, manufacture, remediation, handling, presence, transportation, treatment, storage, disposal, Release, threatened Release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, license, identification number, exemption, registration or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, state of facts, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means, with respect to the Parent Parties or the Company Parties, as applicable, an amount not to exceed $20,000,000, equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Parent Parties or the Company Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any of the Parent Parties or the Company Parties, as applicable, or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of stockholder and partner approvals, (f) engaging the services of the Exchange Agent, (g) obtaining third-party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign Laws related to the payment of wages, including minimum wage and overtime wages.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, legislative, executive or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means (i) any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound; (ii) any substance, material or waste, whether solid, liquid or gas, that is defined, listed or subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law; and (iii) petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials, per- and poly-fluoroalkyl substances and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works, software, data, databases and database rights, (d) inventions (whether or not patentable), confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event with respect to the business, assets, operations or prospects of the Company and the Company Subsidiaries, taken as a whole, on the one hand, or of Parent and the Parent Subsidiaries, taken as a whole, on the other hand, that has occurred or has arisen after the date of this Agreement but prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, respectively, that was not known to the Company Board or the Parent Board, as applicable (or, if known, the magnitude or material consequences of which were not reasonably foreseeable to the Company Board or Parent Board, as applicable, as of the date of this Agreement); provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal with respect to the applicable Party or any matter relating thereto, (b) any action taken by a Party pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries, or (d) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Intervening Event Notice” has the meaning set forth in Section 7.4(b)(v).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches, and all other information technology equipment.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, common law ruling or decree.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $0.01 per share.

“Parent Credit Facility” means that certain Second Amended and Restated Credit Agreement, dated as of June 22, 2021, by and among Parent, Parent OP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and books runners, and certain lenders party thereto (as amended, restated, supplemented or otherwise modified prior to the date of this Agreement).

“Parent Datasite” means that certain file sharing platform maintained by Parent at dfsvenue.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence at 10:00 a.m. New York City time on the date that is one (1) day prior to the date hereof.

“Parent Development Contracts” means any contracts for the design, development and construction of the Parent Development Properties, including any binding agreement for ground-up development or commencement of construction by Parent or a Parent Subsidiary.

“Parent Equity Incentive Plans” means Parent’s 2015 Incentive Award Plan and Parent’s 2004 Long Term Incentive Compensation Plan, in each case as such plan has been amended and/or restated.

“Parent Material Adverse Effect” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP or other accounting standards, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (provided that this clause (iii) shall not apply to Section 5.6, Section 5.14(f) or the first sentence of Section 6.2), (iv) acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostilities, civil disobedience, civil unrest or terrorism (including cyberterrorism), (v) earthquakes, hurricanes or other natural disasters or epidemics, disease outbreaks or pandemics, or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto, (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of Parent or any failure to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (vii) any change in conditions generally affecting the self-storage real estate industry, or (viii) any action taken by Parent at the Company’s written request or that is expressly required by the Agreement or the failure by Parent to take any action if that action is prohibited by this Agreement (and for which the Company has declined to consent); provided, however, that such Events (x) in the cases of clauses (i), (ii), (iv) and (vii), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in the United States in which Parent and Parent Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Parent Parties of the Mergers before the Drop Dead Date or the performance by the Parent Parties in all material respects of their obligations under this Agreement (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Parent Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent or a Parent Subsidiary has obligations or its assets are otherwise bound:

(a)    that contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of Parent or any of the Parent Subsidiaries;

(b)    that requires Parent or any Parent Subsidiary to dispose of assets or properties (other than in connection with a Material Parent Real Property Lease affecting a Parent Property) with a fair market value in excess of $80,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c)    that requires Parent or any Parent Subsidiary to acquire assets or properties where Parent’s obligation for payment of the purchase price of such assets or properties is in excess of $200,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(d)    that constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary in an amount in excess of $10,000,000;

(e)    that constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $300,000,000;

(f)    that obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $10,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to Parent or any Parent Subsidiary;

(g)    that is a Material Parent Real Property Lease;

(h)    that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of Parent or any Parent Subsidiary to engage in any line of business or conduct business in a geographic area;

(i)    that sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of Parent or any Parent Subsidiary with a Third Party;

(j)    that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(k)    that involves any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute which has not been fully performed, other than, in each case, any such contracts, agreements or understandings concerning the routine collection of debts entered into in the ordinary course of business and other than, in each case, providing for payments under any such contract, agreement or understanding by Parent or any of its Subsidiaries in an amount less than $1,000,000;

(l)    that is a management agreement to which Parent or any of the Parent Subsidiaries is party as manager, other than any management agreement entered into by Parent or any of the Parent Subsidiaries in the ordinary course of Parent’s property management business;

(m)    that obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or any Parent Subsidiary is the indemnitor (other than the Parent Governing Documents and the organizational documents of the Parent Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such directors, trustees or agents, would be material to Parent;

(n)    that is (1) not made in the ordinary course of business consistent with past practice and (2) material to Parent and the Parent Subsidiaries, taken as a whole; or

(o)    that is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K on or after January 1, 2022 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent OP Unit” means a limited partnership interest in Parent OP designated as a “Common Unit” under the Parent Partnership Agreement.

“Parent Partnership Unit” means a partnership interest in Parent OP designated as a “Partnership Unit” under the Parent Partnership Agreement.

“Parent’s Knowledge” means the actual knowledge, after due inquiry, of those individuals identified in Section 1.1 of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that qualifies as a REIT under the Code.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Personal Information” means information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person or household, and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws.

“Privacy Laws” means all Laws and binding guidelines and standards that have the effect of Law, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, Processing and security of payment card information, and email, text message, or telephone communications.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information, and/or is considered “processing” by any applicable Laws.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board or the Parent Board, as applicable, determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board or the Parent Board, as applicable, including, to the extent deemed relevant by the Company Board or the Parent Board, as applicable, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the Company and the holders of shares of Company Common Stock or Parent and the holders of shares of Parent Common Stock, as applicable, than the transactions contemplated by this Agreement.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Fee” means (a) in the case of a Termination Fee payable by the Company, an amount equal to $371,000,000 and (b) in the case of a Termination Fee payable by Parent, an amount equal to $761,000,000.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan Horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign Laws related to plant closings, relocations and mass layoffs.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

Section 1.2    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

A&R Company Bylaws	Section 2.3(a)
A&R Company Charter	Section 2.3(a)
A&R Company OP Partnership Agreement	Section 2.3(b)
Acceptable Confidentiality Agreement	Section 7.4(b)(i)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Book-Entry Share	Section 3.1(a)(ii)
Certificate	Section 3.1(a)(ii)
Certificate of Limited Partnership	Section 4.1(c)
Certificate of Partnership Merger	Section 2.1(d)(ii)
Change in Company Recommendation	Section 7.4(b)(iii)
Change in Parent Recommendation	Section 7.4(b)(iii)
Chosen Court	Section 10.7(b)
Closing	Section 2.2

Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 4.14(b)
Company Articles of Merger	Section 2.1(a)(ii)
Company Board	Recitals
Company Board Designees	Section 7.21
Company Bylaws	Section 4.1(c)
Company Certificate of Merger	Section 2.1(a)(ii)
Company Charter	Section 4.1(c)
Company Common Stock	Recitals
Company Data Partners	Section 4.22(a)
Company Development Properties	Section 4.12(g)
Company Development Property	Section 4.12(g)
Company Disclosure Schedule	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award Consideration	Section 3.2(e)
Company Governing Documents	Section 4.1(c)
Company LLC Agreement	Section 2.3(a)
Company Merger	Section 2.1(a)(i)
Company Merger Certificates	Section 2.1(a)(ii)
Company Merger Effective Time	Section 2.1(a)(ii)
Company OP GP	Recitals
Company Parties	Preamble
Company Preferred Stock	Section 4.3(a)
Company Privacy Policy	Section 4.22(a)
Company Privacy Requirements	Section 4.22(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Stockholder Approval	Section 4.18
Company Stockholder Meeting	Section 7.1(c)
Company Subsidiaries	Section 4.1(b)
Company Subsidiary	Section 4.1(b)
Company Tax Protection Agreement	Section 6.1(x)
Consent Solicitations	Section 7.19(b)
Continuing Employee	Section 7.8(a)
Continuing Employees	Section 7.8(a)
Contribution	Section 2.1(c)(i)
Contribution and Issuance Effective Time	Section 2.1(c)(ii)
Debt Offer Documents	Section 7.19(b)
Deemed Liquidation	Section 7.9(a)
DGCL	Section 2.1(b)(i)
DLLCA	Section 2.1(a)(i)
Drop Dead Date	Section 9.1(b)(iv)
DRULPA	Section 2.1(d)(i)
DSOS	Section 2.1(a)(ii)
Encumbrances	Section 4.12(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(a)(ii)
Extra Space Merger Sub	Preamble

Extra Space OP Merger Sub	Preamble
Form S-4	Section 4.6
Fractional Share Consideration	Section 3.1(a)(ii)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Interim Period	Section 6.1
Intervening Event Notice	Section 7.4(b)(v)
Intervening Event Notice Period	Section 7.4(b)(v)
Issuance	Section 2.1(c)(i)
JV Ownership Interest Rights	Section 5.5
JV Partners	Section 5.5
Letter of Transmittal	Section 3.3(c)
LLC Conversions	Recitals
Maryland SDAT	Section 2.1(a)(ii)
Material Company Real Property Lease	Section 4.12(a)
Material Parent Real Property Lease	Section 5.12(a)
Maximum Premium	Section 7.5(c)
MD LLC Act	Section 2.1(b)(i)
Merger Certificates	Section 2.1(d)(ii)
Merger Consideration	Section 3.1(a)(ii)
Mergers	Section 2.1(d)(i)
MGCL	Section 2.1(a)(i)
Minority Limited Partner	Recitals
New Parent OP Units	Section 3.1(b)(iv)
Note Offers and Consent Solicitations	Section 7.19(b)
Notice Period	Section 7.4(b)(iv)
Offers to Exchange	Section 7.19(b)
Offers to Purchase	Section 7.19(b)
OP Unit Form S-4	Section 7.1(a)
Other Filings	Section 7.2
Parent	Preamble
Parent 401(k) Plan	Section 5.14(b)
Parent Board	Recitals
Parent Bylaws	Section 5.1(d)
Parent Charter	Section 5.1(d)
Parent Common Stock Election	Section 3.1(b)(v)
Parent Common Stock Election Date	Section 3.1(b)(v)(A)
Parent Common Stock Election Form	Section 3.1(b)(v)(A)
Parent Common Stock Issuance	Section 5.2(a)
Parent Data Partners	Section 5.22(a)
Parent Development Properties	Section 5.12(g)
Parent Development Property	Section 5.12(g)
Parent Disclosure Schedule	Article V
Parent Employee Programs	Section 5.14(a)
Parent Equity Award	Section 5.3(d)
Parent Governing Documents	Section 5.1(d)
Parent OP	Preamble
Parent OP Certificate of Limited Partnership	Section 5.1(d)
Parent OP Governing Documents	Section 5.1(d)
Parent OP Unit	Recitals
Parent Parties	Preamble
Parent Partnership Agreement	Section 5.1(d)

Parent Preferred Stock	Section 5.3(a)
Parent Privacy Policies	Section 5.22(a)
Parent Privacy Requirements	Section 5.22(a)
Parent Properties	Section 5.12(a)
Parent Recommendation	Section 5.2(b)
Parent SEC Reports	Section 5.8(a)
Parent Stockholder Approval	Section 5.18
Parent Subsidiaries	Section 5.1(c)
Parent Subsidiary	Section 5.1(c)
Parent Tax Protection Agreement	Section 6.2(v)
Parent Trust	Recitals
Parties	Preamble
Partnership	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section
Partnership Merger Effective Time	Section 2.1(d)(ii)
Partnership OP Unit	Recitals
Party	Preamble
Permit	Section 4.7
Permitted REIT Dividend	Section 6.1(b)
Preferred Unitholder	Section 3.1(b)(vi)
Preferred Unitholder Election	Section 3.1(b)(vi)
Preferred Unitholder Election Form	Section 3.1(b)(vi)(A)
Preferred Unitholder Notice	Section 3.1(b)(vi)(A)
Proxy Statement/Prospectus	Section 3.3(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Requested Changes	Section 2.5
Sarbanes-Oxley Act	Section 4.8(a)
Securities Laws	Section 4.8(a)
Security Incident	Section 4.22(b)
Series A Preferred Liquidation Payment	Section 3.1(b)(vi)(A)
Series A Preferred Units	Recitals
Superior Proposal Notice	Section 7.4(b)(iv)
Surviving Entity	Section 2.1(a)(i)
Takeover Statutes	Section 4.26
Tax Protection Agreement	Section 4.11(l)
Taxable REIT Subsidiary	Section 4.11(f)
Transfer Taxes	Section 7.9(c)

ARTICLE II

THE MERGERS

Section 2.1    The Mergers.

(a)    The Company Merger.

(i)    Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Company Merger Effective Time, Extra Space Merger Sub shall be merged with and into the Company (the “Company Merger”). As a result of the Company Merger, the separate existence of Extra Space Merger Sub shall cease, and the Company shall continue as the surviving entity of the Company Merger as a wholly owned Subsidiary of Parent (the “Surviving Entity”). The Company Merger will have the effects set forth in the MGCL and the DLLCA and in this Agreement.

(ii)    The Parties shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “Maryland SDAT”), in such form as required by, and executed in accordance with, the relevant provisions of the MGCL, (B) a certificate of merger for the Company Merger (the “Company Certificate of Merger” and, together with the Company Articles of Merger, the “Company Merger Certificates”) with the Secretary of State of the State of Delaware (the “DSOS”) in such form as required by, and executed in accordance with the relevant provisions of the DLLCA and (C) any other filings, recordings or publications required under the MGCL and the DLLCA in connection with the Company Merger. The Company Merger shall become effective upon the later of the acceptance for record of the Company Articles of Merger by the Maryland SDAT or the filing of the Company Certificate of Merger with the DSOS, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Merger Certificates (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(b)    LLC Conversions.

(i)    Immediately after the Company Merger Effective Time, (A) the Surviving Entity shall be converted into a Maryland limited liability company by filing articles of conversion with the Maryland SDAT, in such form as required by, and executed in accordance with, the relevant provisions of, the MGCL and (B) the Company OP GP shall be converted into a Delaware limited liability company by filing a certificate of conversion to limited liability company with the DSOS, in such form as required by, and executed in accordance with, the relevant provisions of, the General Corporation Law of the State of Delaware (the “DGCL”) and the DLLCA. Each of the LLC Conversions shall become effective immediately after the Company Merger Effective Time, as shall be set forth in the relevant articles of conversion or certificate of conversion, as applicable, or on such other date and time as shall be agreed to by Parent and the Company and specified in such articles of conversion and certificate of conversion. The LLC Conversions will have the effects set forth in the MGCL, the Maryland Limited Liability Company Act (the “MD LLC Act”), the DGCL and the DLLCA, as applicable.

(ii)    Upon the effectiveness of the LLC Conversions, the name of the Surviving Entity shall be “Life Storage LLC” and the name of the Company OP GP shall be “Life Storage Holdings LLC.”

(iii)    Upon the effectiveness of the LLC Conversions, the Surviving Entity shall be managed by Parent OP as its sole member under the MD LLC Act and the Company OP GP shall be managed by the Company as its sole member under the DLLCA and in accordance with its limited liability company agreement then in effect.

(c)    Contribution and Issuance.

(i)    Immediately after the effectiveness of the LLC Conversions, Parent, its applicable Subsidiaries and the Surviving Entity shall cause the contribution (the “Contribution”) of (A) all of the outstanding equity interests of the Surviving Entity to Parent OP and (B) the number of shares of Parent Common Stock to be issued to Minority Limited Partners and Preferred Unitholders who elect to receive the Merger Consideration pursuant to the Parent Common Stock Election in exchange for the issuance by Parent OP to Parent or its applicable Subsidiaries (as Parent shall direct) of a number of newly issued Parent OP Units equal to the aggregate number of shares of Parent Common Stock to be issued in the Company Merger or in the Partnership Merger to Minority Limited Partners and Preferred Unitholders who make the Parent Common Stock Election pursuant to Section 3.1(b)(iv) or Section 3.1(b)(vi) (the “Issuance”). As a result of the Contribution, the Surviving Entity shall become a direct wholly owned subsidiary of Parent OP.

(ii)    The Parties shall, and shall cause their applicable Subsidiaries to, cause the Contribution and the Issuance to be consummated immediately after the effectiveness of the LLC Conversions by executing an assignment and assumption agreement or other instrument of transfer or conveyance (in each case, in form and substance reasonably acceptable to Parent) to contribute, transfer and convey to Parent OP all of the outstanding equity interests in the Surviving Entity and by issuing to Parent or its applicable Subsidiaries (as Parent shall direct) evidence of ownership of the Parent OP Units issued in the Issuance (the date and time the Contribution and Issuance becomes effective being the “Contribution and Issuance Effective Time”).

(d)    Partnership Merger.

(i)    Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the DLLCA, immediately after the Contribution and Issuance Effective Time, at the Partnership Merger Effective Time, Extra Space OP Merger Sub shall be merged with and into the Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). As a result of the Partnership Merger, the separate existence of Extra Space OP Merger Sub shall cease, and the Partnership shall continue as the surviving entity of the Partnership Merger. The Partnership Merger will have the effects set forth under the DRULPA and the DLLCA and in this Agreement.

(ii)    The Parties shall cause the Partnership Merger to be consummated as soon as practicable after the Contribution and Issuance Effective Time (A) by filing a certificate of merger for the Partnership Merger (the “Partnership Merger Certificate” and, together with the Company Merger Certificates, the “Merger Certificates”) with the DSOS, in such form as required by, and executed in accordance with the relevant provisions of, the DRULPA and the DLLCA and (B) any other filings, recordings or publications required under the DRULPA or the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective immediately following the Contribution and Issuance Effective Time, with such date and time to be specified in the Partnership Merger Certificate, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificate (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

(iii)    The general partner of the Partnership immediately following the Partnership Merger Effective Time shall continue to be the Company OP GP.

Section 2.2    Closing. The closing of the Mergers (the “Closing”) will take place, at the offices of Hogan Lovells US LLP, Columbia Square, 555 13th St NW, Washington, DC 20004, or by the electronic exchange of signatures and documents, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing to by the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3    Organizational Documents.

(a)    Organizational Documents of the Company. At the Company Merger Effective Time, the charter of the Company shall be automatically amended to be in the form of the Amended and Restated Charter substantially in the form attached hereto as Exhibit A-1 (the “A&R Company Charter”) and the bylaws of the Company shall be automatically amended to be in the form of the Amended and Restated Bylaws substantially in the form attached hereto as Exhibit A-2 (the “A&R Company Bylaws”), which charter and bylaws shall be the organizational documents of the Surviving Entity until thereafter replaced pursuant to the LLC Conversion relating to the Company, by those certain Articles of Organization substantially in the form attached hereto as Exhibit B-1 and that certain Limited Liability Company Agreement substantially in the form attached hereto as Exhibit B-2 (the “Company LLC Agreement”).

(b)    General Partner; Limited Partnership Agreement of the Partnership. Following the Partnership Merger Effective Time, (i) the Company OP GP shall continue to be the general partner of the Partnership, until replaced in accordance with applicable Law, and (ii) the Partnership Agreement of the Partnership shall be amended effective as of the Partnership Merger Effective Time to be in the form of that certain Amended and Restated Limited Partnership Agreement attached hereto as Exhibit C (the “A&R Company OP Partnership Agreement”), which is hereby approved and adopted by the Surviving Entity and the Company OP GP.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4    Directors and Officers.

(a)    Prior to the Closing, the Company shall cause to be delivered to Parent resignation letters from each of the directors and officers of the Company and each Company Subsidiary, other than any directors and officers designated by Parent in writing to the Company prior to the Closing, pursuant to which each such person shall resign from his or her position as a director and/or officer of the Company effective as of the Company Merger Effective Time. The Company and Parent shall cooperate prior to the Closing to ensure that persons designated by Parent shall be elected or appointed as directors and/or officers of the Surviving Entity effective as of the Company Merger Effective Time and the Partnership effective as of the Partnership Merger Effective Time and to give effect to Section 2.4(b) and Section 2.4(c). For the avoidance of doubt, the Parties agree that the resignations contemplated by this Section 2.4(a) shall not be considered a termination of employment for any reason and shall not render such officer or employee ineligible for severance or retention payments under the applicable Company severance plan or arrangement.

(b)    From and after the Company Merger Effective Time and until the effective time of the LLC Conversion relating to the Company, the officers of Extra Space Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Entity, each to hold office in accordance with the A&R Company Bylaws. From and after the effective time of the LLC Conversion relating to the Company, the Company shall be managed by Parent OP, in its capacity as the sole member of the Company, pursuant to the MD LLC Act.

(c)    From and after the Partnership Merger Effective Time, the officers of Extra Space OP Merger Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the Partnership as the surviving entity of the Partnership Merger, each to hold office as set forth in the A&R Company OP Partnership Agreement.

Section 2.5    Transaction Structure. Notwithstanding anything in this Agreement to the contrary, the Company Parties shall cooperate with and agree to any reasonable changes requested by Parent solely regarding the structure or steps of the transactions contemplated by this Article II (such cooperation shall include entering into appropriate amendments to this Agreement to reflect such reasonable changes) (the “Requested Changes”); provided that (a) any such Requested Changes would not reasonably be expected to have an adverse effect on the Company or any Company Subsidiary or the holders of the Company Common Stock, Partnership OP Units, Series A Preferred Units or Company Equity Awards, including any change to the form or amount of consideration to be received by holders of the Company Common Stock, Partnership OP Units, Series A Preferred Units or any Company Equity Awards, (b) none of the Requested Changes shall delay or prevent the Closing, (c) any amendments required to implement the Requested Changes must be made in accordance with Section 9.5, (d) none of the Company, the Partnership or any of their Subsidiaries (including all Company Subsidiaries) shall be required to take any action in contravention of any Laws, its organizational documents or any Company Material Contract, (e) the implementation of any such Requested Changes shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Article VIII, other than such conditions that are to be satisfied at the Closing and the condition set forth in Section 8.1(a), have been satisfied (or, at the option of Parent, waived) and that the Parent Parties are prepared to proceed promptly following receipt of the approvals set forth in Section 8.1(a) with the Closing and any other evidence reasonably requested by the Company that the Closing will occur, (f) the Requested Changes (or the inability to complete the Requested Changes) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including payment of any consideration hereunder, (g) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as, or its qualification for taxation as, a REIT, and (h) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in an amount of Taxes that are incrementally greater or more adverse than the Taxes which would be imposed on such person in the absence of the Requested Changes being imposed on, or other adverse Tax consequences to, any stockholder or other equity interest holder of the Company or the Partnership (in such person’s capacity as a stockholder or other equity interest holder of the Company or the Partnership), unless such holders are indemnified by the Parent Parties for such incremental Taxes. Parent shall, upon request by the Company or the Partnership, advance to the Company or the Partnership all reasonable out-of-pocket costs to be incurred by the Company or the Partnership or, promptly upon request by the Company or the Partnership, reimburse the Company or the Partnership for all reasonable out-of-pocket costs incurred by the Company or the Partnership in connection with any actions taken by the Company or the Partnership in accordance with this Section 2.5 (including reasonable fees and expenses of their Representatives). The Parent Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, the Partnership, their Subsidiaries (including all Company Subsidiaries), and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company Parties shall be deemed to apply to, or deemed breached or violated by, any of the Requested Changes.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1    Effect on Equity Interests.

(a)    Company Merger. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of any shares of Company Common Stock, Parent Common Stock or membership interests in Extra Space Merger Sub, the following shall occur:

(i)    Extra Space Merger Sub Membership Interests. The membership interests of Extra Space Merger Sub issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically converted, as an entirety, into 100 shares of common stock of the Surviving Entity.

(ii)    Company Common Stock. Except as provided in Section 3.1(a)(iii) or Section 3.2 and subject to Section 3.5, each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than shares of Company Common Stock to be canceled in accordance with Section 3.1(a)(iii), shall be automatically converted into the right to receive 0.895 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such shares of Company Common Stock would have been converted pursuant to this Section 3.1(a)(ii). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such shares of Company Common Stock, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(a)(ii), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.3(e).

(iii)    Cancelation of Company Common Stock. Each share of Company Common Stock owned by any of the Company Parties or any wholly owned Company Subsidiary and each share of Company Common Stock owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)    Partnership Merger. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any Partnership OP Units, any holder of Series A Preferred Units, any holder of any general partner interest in the Partnership, or any holder of any membership interests in Extra Space OP Merger Sub, the following shall occur:

(i)    Membership Interests of Extra Space OP Merger Sub. Each membership interest of Extra Space OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be canceled and no payment shall be made with respect thereto.

(ii)    General Partner Interests in Partnership. The general partner interests in the Partnership owned by the Company OP GP as of immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) Common Unit of the Partnership as contemplated and defined in the A&R Company OP Partnership Agreement, and the Company OP GP shall continue to be the sole general partner of the Partnership following the Partnership Merger Effective Time.

(iii)     Partnership OP Units Owned by the Surviving Entity. The Partnership OP Units owned by the Surviving Entity as of immediately prior to the Partnership Merger Effective Time shall automatically be converted into ninety-nine (99) Common Units of the Partnership as contemplated and defined in the A&R Company OP Partnership Agreement, and the Surviving Entity shall continue to be a limited partner of the Partnership and shall be the sole limited partner of the Partnership following the Partnership Merger Effective Time.

(iv)    Conversion of Minority Limited Partner-Held Partnership OP Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent OP, Extra Space OP Merger Sub, the Partnership or the holders of Partnership OP Units or Series A Preferred Units, each Partnership OP Unit held by a Minority Limited Partner that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into validly issued Parent OP Units in Parent OP (“New Parent OP Units”) in an amount equal to (x) one (1), multiplied by (y) the Exchange Ratio, and each holder of New Parent OP Units shall be admitted as a limited partner of Parent OP; provided that, in lieu of receiving New Parent OP Units in the Partnership Merger, each Minority Limited Partner shall have the right to elect, pursuant to Section 3.1(b)(v), to receive from Parent OP for each Partnership OP Unit held by such Minority Limited Partner a number of shares of Parent Common Stock equal to (x) one (1), multiplied by (y) the Exchange Ratio, and any Minority Limited Partner so electing shall be deemed to have elected to redeem its Partnership OP Units pursuant to Section 8.6 of the Partnership Agreement, effective immediately prior to the Company Merger Effective Time and shall be treated as having received from the Partnership in exchange for its Partnership OP Units an equal number of shares of Company Common Stock as of such time, without any further action being required by such Minority Limited Partner. No fractional New Parent OP Units or fractional shares of Parent Common Stock will be issued in the Partnership Merger. Each Minority Limited Partner shall have the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional New Parent OP Units or shares of Parent Common Stock into which such Minority Limited Partner’s Partnership OP Units would have been converted pursuant to this Section 3.1(b)(iv). In accordance with the DRULPA and the Parent Partnership Agreement, each Minority Limited Partner who receives New Parent OP Units shall be admitted to Parent OP as a limited partner, and shall be bound by the provisions of the Parent Partnership Agreement, notwithstanding that such Minority Limited Partner may not have executed the Parent Partnership Agreement. Promptly after the Partnership Merger Effective Time, Parent OP shall deliver to each Minority Limited Partner entitled to receive New Parent OP Units pursuant to the terms of this Section 3.1(b)(iv), a notice confirming such Minority Limited Partner’s record ownership of the New Parent OP Units issuable pursuant hereto.

(v)    Parent Common Stock Election. In accordance with Section 3.1(b)(iv), each Minority Limited Partner shall be entitled, with respect to all but not less than all of its Partnership OP Units, to make an unconditional election, on or prior to the Parent Common Stock Election Date, to receive in the Partnership Merger in lieu of the New Parent OP Units to which such Minority Limited Partner would otherwise be entitled, the Merger Consideration (a “Parent Common Stock Election”) in accordance with the following provisions:

(A)    Parent shall prepare and deliver to the Partnership, as promptly as reasonably practicable following the date the Proxy Statement/Prospectus is mailed to the stockholders of the Company and, in any event, not later than three (3) Business Days thereafter, and the Partnership shall mail to the Minority Limited Partners, a form of election, which form shall be subject to the reasonable approval of the Company (the “Parent Common Stock Election Form”). The Parent Common Stock Election Form may be used by each Minority Limited Partner to designate its election to receive the Merger Consideration in exchange for all but not less than all of the Partnership OP Units held by such Minority Limited Partner. Any such election to receive Merger Consideration shall be deemed to have been properly made only if Parent shall have received at its principal executive office, not later than 5:00 p.m., Eastern time, on the date that is three (3) Business Days before the scheduled date of the Company Stockholders Meeting (the “Parent Common Stock Election Date”), a Parent Common Stock Election Form specifying that such

Minority Limited Partner elects to receive the Merger Consideration and that is otherwise properly completed and signed. The Parent Common Stock Election Form shall state therein the date that constitutes the Parent Common Stock Election Date.

(B)    A Parent Common Stock Election Form may be revoked by any Minority Limited Partner only by written notice received by Parent prior to 5:00 p.m., Eastern time, on the Parent Common Stock Election Date. In addition, all Parent Common Stock Election Forms shall automatically be revoked if the Partnership Merger has been abandoned.

(C)    The determination of Parent shall be binding as to whether or not elections to receive the Merger Consideration have been properly made or revoked. If Parent reasonably determines that any election to receive the Merger Consideration was not properly made, the Partnership OP Units with respect to which such election was not properly made shall be converted into New Parent OP Units in accordance with Section 3.1(b)(iv). Parent may make such rules and impose such conditions as are consistent with this Section 3.1(b)(v) for the implementation of elections provided for herein as shall be reasonably necessary or desirable to fully effect such elections.

(D)    The Company agrees to reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Parent Common Stock Election, including information applicable to an offering of securities exempt from registration under the Securities Act pursuant to Rule 506 thereunder, each of which shall be subject to the reasonable approval of the Company.

(E)    Any shares of Parent Common Stock deliverable pursuant to the Parent Common Stock Election shall be delivered to the electing Minority Limited Partners and Preferred Unitholders by the Exchange Agent on behalf of Parent OP pursuant to Section 3.3(e).

(vi)    Series A Preferred Units. In accordance with the certificate of designations of the Series A Preferred Units, each holder of Series A Preferred Units (a “Preferred Unitholder”) shall be given the option, at its election (the “Preferred Unitholder Election”), either to convert its Series A Preferred Units to Partnership OP Units, effective immediately prior to, and contingent on the occurrence of, the Partnership Merger Effective Time, or to receive a cash payment equal to the liquidation preference of such Series A Preferred Units, contingent on the consummation of the Partnership Merger, in accordance with the following provisions:

(A)    The Partnership shall prepare and deliver to each Preferred Unitholder, as promptly as reasonably practicable following the date the Proxy Statement/Prospectus is mailed to the stockholders of the Company and, in any event, not later than three (3) Business Days thereafter, a notice of the contemplated Partnership Merger that complies with the requirements of the certificate of designations relating to the Series A Preferred Units (the “Preferred Unitholder Notice ”) and that includes a form of election (the “Preferred Unitholder Election Form”), which notice and election form shall be subject to the reasonable approval of Parent. The Preferred Unitholder Notice shall notify each Preferred Unitholder of the contemplated Partnership Merger and of the right of the Preferred Unitholder either (i) to receive payment in cash of the full preferential amount attributable to such Series A Preferred Units, as set forth in Section 3 of such certificate of designations (the “Series A Preferred Liquidation Payment”), or (ii) to elect, by proper completion and timely delivery of the Preferred Unitholder Election Form in accordance with the instructions set forth therein, to convert all but not less than all of the Series A Preferred Units held by such Preferred Unitholder into Partnership OP Units as provided in Section 4 of such certificate of designations, in each case contingent upon the completion of the Partnership Merger. Any Preferred Unitholder that elects to convert Series A Preferred Units into Partnership OP Units pursuant to the Preferred Unitholder Election shall also be entitled to exercise the Parent Common Stock Election with respect to any Partnership OP Units issuable pursuant to the Preferred Unitholder Election, contingent on the completion of the Partnership Merger, which Partnership OP Units shall be deemed to have been issued and outstanding immediately before, but contingent upon the occurrence of, the Partnership Merger Effective Time. At the Partnership Merger Effective Time, by virtue of the Partnership Merger, any Series A Preferred Units outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive either the Series A Liquidation Payment or New Parent OP Units or the Merger Consideration, as designated in the applicable Preferred Unitholder Election Form, and will thereupon be canceled and cease to be outstanding.

(B)    For purposes of Section 3.1(b)(iv), Section 3.1(b)(v), and Section 3.1(b)(vi), any Preferred Unitholder who elects to convert its Series A Preferred Units into Partnership OP Units pursuant to the Preferred Unitholder Election shall be deemed to be a “Minority Limited Partner” and shall be entitled to make the Parent Common Stock Election pursuant to Section 3.1(b)(iv) and any Partnership OP Units deemed to be issued to such Preferred Unitholder immediately prior to the Partnership Merger Effective Time shall be treated in the manner set forth in Section 3.1(b)(iv), unless otherwise specified in any Parent Common Stock Election Form duly delivered by such Preferred Unitholder in accordance with Section 3.1(b)(iv).

(C)    All Preferred Unitholder Election Forms shall automatically be revoked, and the Partnership shall not be obligated to pay the Series A Liquidation with respect to the contemplated Partnership Merger, and the Series A Preferred Units shall remain outstanding if the Partnership Merger has been abandoned.

(vii)    Cancelation of Partnership OP Units. Each Partnership OP Unit owned by any wholly owned Subsidiary of the Surviving Entity (other than the Company OP GP) or of the Partnership, in each case, as of immediately prior to the Partnership Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.2    Effect on Company Equity Awards.

(a)    Treatment of Company Options. No later than twenty (20) days prior to the Company Merger Effective Time, the Company shall provide written notice, to each holder of an outstanding and unexercised Company Option, of the transactions contemplated by this Agreement and the treatment of such Company Options as contemplated by this Section 3.2(a), and each such holder shall have at least fifteen (15) days prior to the Closing Date to exercise such Company Options as to all of the shares of Company Common Stock subject thereto. Each Company Option that is outstanding and unexercised as of immediately prior to the Company Merger Effective Time, whether vested or unvested, shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be cancelled in exchange for no consideration.

(b)    Treatment of Company Restricted Shares. Each Company Restricted Share that is issued and outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Company Merger Effective Time and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the sum of (1) the Merger Consideration, plus (2) the Fractional Share Consideration.

(c)    Treatment of Company PSUs. Each award of Company PSUs that is outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, be accelerated and vest with respect to the number of shares of Company Common Stock subject to such award of Company PSUs immediately prior to the Company Merger Effective Time that would vest based on the actual achievement of the applicable performance conditions over the truncated performance period ending on the Closing Date, determined in accordance with the terms of the applicable award agreement as determined in good faith by the Company Board and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled and converted into the right to receive, with respect to each share Company Common Stock subject to such award of Company PSUs determined in accordance with the immediately preceding clause (i), the sum of (A) the Merger Consideration, plus (B) the Fractional Share Consideration.

(d)    Treatment of Company DSUs. Each Company DSU that is issued and outstanding as of immediately prior to the Company Merger Effective Time (i) shall, as of immediately prior to the Company Merger Effective Time, become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Company Merger Effective Time and (ii) shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the sum of (A) the Merger Consideration, plus (B) the Fractional Share Consideration.

(e)    Payment. Parent shall cause the consideration described in this Section 3.2 (collectively, the “Company Equity Award Consideration”) to be paid promptly following the Company Merger Effective Time (but no later than five (5) Business Days following the Company Merger Effective Time), without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld (including but not limited to withholding the issuance of or causing the delivery or surrender of shares of Parent Common Stock otherwise payable pursuant to this Section 3.2 to satisfy such obligations). To the extent that any payments due under this Section 3.2 cannot be paid at the time specified in this Section 3.2 without causing the imposition of additional taxes and penalties under Section 409A of the Code, such payments shall instead be paid at the earliest time after the Company Merger Effective Time that would not result in the imposition of such taxes and penalties.

(f)    Company Actions. Prior to the Company Merger Effective Time, the Company Parties and the Parent Parties agree that the Company Parties shall, and shall be permitted under this Agreement to, take, or cause to be taken, all corporate (or partnership) action necessary to effectuate the provisions of this Section 3.2.

Section 3.3    Exchange of Certificates.

(a)    Exchange Agent. Not less than five (5) days prior to the dissemination of the joint proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting, the Parent Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent and Parent OP shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(ii), Section 3.1(b)(iv), Section 3.1(b)(v), Section 3.1(b)(vi) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) a number of shares of Parent Common Stock equal to the aggregate Merger Consideration in book-entry form (A) issuable by Parent pursuant to Section 3.1(a)(ii), or (B) to be delivered on behalf of Parent OP to electing Minority Limited Partners and Preferred Unitholders pursuant to Section 3.1(b)(iv), Section 3.1(b)(v), or Section 3.1(b)(vi), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration payable pursuant to Section 3.8. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of shares of Company Common Stock or any Minority Limited Partner or Preferred Unitholder who makes the Parent Common Stock Election may be entitled pursuant to Section 3.3(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.3(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of shares of Company Common Stock that were outstanding as of immediately prior to the Company Merger Effective Time and the Minority Limited Partners and Preferred Unitholders who make the Parent Common Stock Election. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)    Company Common Stock and Partnership OP Unit Transfer Books.

(i)    From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Common Stock. From and after the Company Merger Effective Time, the holders of Certificates (or Book-Entry Shares) representing ownership of shares of Company Common Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any Certificates or Book-Entry Shares representing ownership of shares of Company Common Stock outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the shares of Company Common Stock formerly evidenced thereby.

(ii)    From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units, except as otherwise provided herein.

(c)    Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d)    Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 or dividend or distribution to which such holder is entitled pursuant to Section 3.3(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(a)(ii), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any dividend or other distribution to which such holder is entitled pursuant to Section 3.3(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and dividends or other distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e)    Minority Limited Partners and Preferred Unitholders Making Parent Common Stock Election. Any Minority Limited Partner (including any Preferred Unitholder who is deemed to be a Minority Limited Partner pursuant to Section 3.1(b)(vi)(B)) who duly makes the Parent Common Stock Election and, by virtue thereof, whose Partnership OP Units were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b)(iv), Section 3.1(b)(v), or Section 3.1(b)(vi) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 or dividends or other distribution to which such holder is entitled pursuant to Section 3.3(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each such Minority Limited Partner whose Partnership OP Units were converted into the right to receive the Merger Consideration pursuant to pursuant to Section 3.1(b)(iv), Section 3.1(b)(v), or Section 3.1(b)(vi) shall automatically upon the Partnership Merger Effective Time be entitled to receive, and Parent OP shall cause the Exchange Agent to pay and deliver, on Parent and Parent OP’s behalf, as soon as reasonably practicable after the Partnership Merger Effective Time, the Merger Consideration in accordance with pursuant to Section 3.1(b)(iv), Section 3.1(b)(v), and Section 3.1(b)(vi), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any dividend or other distribution to which such holder is entitled pursuant to Section 3.3(e) for each such Partnership OP Unit. Payment of the Merger Consideration, Fractional Share Consideration and dividends or other distributions with respect such Partnership OP Units shall only be made to the person in whose name such Partnership OP Units are registered on the records of the Partnership. No interest shall be paid or accrue on any cash payable upon the conversion of any such Partnership OP Unit.

(f)    Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate, to any Book-Entry Share for which the Exchange Agent has not paid and delivered the Merger Consideration pursuant to Section 3.3(d), or to any electing Minority Limited Partner or Preferred Unitholder to whom the Exchange Agent has not paid and delivered the Merger Consideration pursuant to Section 3.3(e), in each case with respect to the shares of Parent Common Stock issuable to such holder hereunder. All such dividends and other distributions with respect to the shares of Parent Common Stock issuable to any such holder hereunder in accordance with this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or payment and delivery of the Merger Consideration with respect to such Book-Entry Share or such Partnership OP Unit. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(g)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of shares of Company Common Stock or electing Minority Limited Partners or Preferred Unitholders for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

(h)    No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(i)    Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.3(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.3(e) and Section 3.8.

Section 3.4    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, the Fractional Share Consideration and any dividends or other distributions to which such holder of shares of Company Common Stock is entitled pursuant to this Article III.

Section 3.5    Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (including the Company Equity Award Consideration and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6    Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or other transactions contemplated hereby.

Section 3.7    Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock, Partnership OP Units, shares of Parent Common Stock or Parent Partnership Units, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Partnership OP Units, shares of Parent Common Stock or Parent OP Units, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide Parent and the holders of Company Common Stock and Partnership OP Units with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.8    No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares representing shares of Company Common Stock or the conversion of Company Equity Awards pursuant to Section 3.2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation, warranty, covenant or agreement of the Company Parties made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significant not referred to or disclosed in the Company Disclosure Schedule) is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or that any other item or matter of similar significance not referred to or disclosed in the Company Disclosure Schedule is required to be referred to or disclosed in the Company Disclosure Schedule, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company, the Partnership or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1    Existence; Good Standing; Compliance with Law.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has the requisite corporate or other requisite entity power and authority to own, lease, hold, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(b)    Section 4.1(b) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”). Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified or licensed or to be in good standing (to the extent applicable) would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has the requisite power and authority to own, operate, lease, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(c)    The Company has previously provided or made available to Parent true and complete copies of (i) the Articles of Amendment and Restatement of the Company (the “Company Charter”), (ii) the Bylaws of the Company (the “Company Bylaws” and, together with the Company Charter, the “Company Governing Documents”), (iii) the Amended and Restated Certificate of Limited Partnership of the Partnership (the “Certificate of Limited Partnership”), and (iv) the Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), in each case as amended and supplemented and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2    Authority.

(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Mergers. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company, subject, with respect to the Company Merger, to receipt of the Company Stockholder Approval and to the filing of the applicable Merger Certificates with, and acceptance for record of the Merger Certificates by, the SDAT and the DSOS, as applicable, and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)    The Company Board, at a duly held meeting, has, by unanimous vote: (i) for and on behalf of the Company, and as the sole stockholder of Company OP GP, the sole general partner of the Partnership and the holder of 866,646.453 Partnership OP Units, constituting approximately 1% of the outstanding Partnership OP Units, duly and validly adopted, and authorized and approved the execution, delivery and performance of, this Agreement and the Mergers and determined that it is advisable and in the best interests of the Company and its stockholders and the Partnership and its limited partners, as applicable, to enter into this Agreement and to effect the Mergers and other transactions contemplated thereby, (ii) directed that the Company Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Company Stockholder Meeting, (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Company Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), (iv) as the sole stockholder of Company OP GP, the sole general partner of the Partnership, authorized and approved the Partnership Merger, and (v) taken all appropriate and necessary action to render any limitations on ownership of shares of Company Common Stock, as set forth in the Company Charter, inapplicable to the Mergers and the other transactions contemplated by this Agreement, and such resolutions of the Company Board remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

(c)    The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3    Capitalization.

(a)    The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, including 250,000 shares of Series A Preferred Stock (“Company Preferred Stock”). As of the close of business on March 31, 2023, (i) 85,061,573 shares of Company Common Stock were issued and outstanding, including 142,235 Company Restricted Shares, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 205,507 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Incentive Plans, (iv) 19,500 shares of Company Common Stock were subject to Company Options (which have a weighted average exercise price of $57.24 per share), (v) 169,598 shares of Company Common Stock were subject to outstanding Company PSUs (reflected at the maximum level of performance), (vi) 34,178 shares of Company Common Stock were subject to Company DSUs, (vii) no warrants, rights, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the awards and entitlements disclosed in the foregoing clauses (iv), (v), (vi) and the Partnership OP Units disclosed in the following clause (viii)) with respect to shares of Company Common Stock or any other shares of capital stock or other equity or voting interests of the Company were issued or outstanding, (viii) 1,602,322.436 shares of Company Common Stock were reserved for issuance upon exchange of Partnership OP Units, (ix) 0 shares of Company Common Stock were reserved for issuance under the Company Dividend Reinvestment Plan and (x) the Company does not have any shares of capital stock or other equity or voting interests issued or outstanding except as set forth in this sentence. Since March 31, 2023 to the date of this Agreement, other than 26,600 shares of Company Common Stock which have been approved and authorized for issuance pursuant to the Company Equity Incentive Plans on April 3, 2023, no shares of capital stock or other equity or voting interests of the Company (or any equity-based awards or other rights with respect to shares of capital stock or other equity or voting interest of the Company, including any warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary) have been issued, authorized or reserved for issuance other than, in each case, with respect to shares of Company Common Stock reserved for issuance as described in clauses (iii), (iv), (v), and (vi) above. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)    The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c)    Section 4.3(c) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Company Equity Awards as of April 3, 2023, including the name of the Person to whom such Company Equity Awards have been granted, the number of shares of Company Common Stock subject to each Company Equity Award (for Company PSUs, reflected at target level), the per share exercise price (for Company Options only), and the date on which such Company Equity Award was granted. All shares of Company Common Stock to be issued pursuant to, or in respect of, any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no other equity-based awards or other rights with respect to the Company Common Stock, or with respect to partnership interests in the Partnership, issued and outstanding under the Company Equity Incentive Plans or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plans.

(d)    There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares or equity or voting interests, nor are there, to the Company’s Knowledge, any third party agreements or understandings with respect to the voting of any such shares or equity or voting interests or which restrict the transfer of any such shares or equity or voting interests.

(e)    Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary (other than pursuant to the terms of the Company Equity Awards).

(f)    Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g)    Neither the Company nor any Company Subsidiary has a “poison pill” or similar stockholder rights plan.

(h)    Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity or voting interests.

(i)    All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j)    Company OP GP is the sole general partner of the Partnership. As of March 31, 2023, the Company owned approximately 1% of the Partnership OP Units. As of March 31, 2023, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 1.85% of the Partnership OP Units. Section 4.3(j) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units and Series A Preferred Units, such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership OP Units and Series A Preferred Units, as applicable, held as of March 31, 2023. Other than Partnership OP Units and Series A Preferred Units set forth on Section 4.3(j) of the Company Disclosure Schedule, there are no other issued or outstanding equity or voting interests of the Partnership. Since March 31, 2023 to the date of this Agreement, no Partnership OP Units, Series A Preferred Units or other equity or voting interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership OP Units and Series A Preferred Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 4.4    Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership OP Units and Series A Preferred Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership OP Units and Series A Preferred Units identified in Section 4.3(j) of the Company Disclosure Schedule as being owned by a holder other than the Company, all issued and outstanding shares or other equity or voting interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5    Other Interests. Except as set forth in Section 4.5 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.6    Consents and Approvals; No Violations. Subject to receipt of the Company Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the applicable Merger Certificates with, and the acceptance for record of the Merger Certificates by, the SDAT and the DSOS, as applicable, and the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of (A) the Company Governing Documents or the Partnership Governing Documents or (B) the organizational documents of any Company Subsidiary, (ii) require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Company Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7    Compliance with Applicable Laws. The Company and each of the Company Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property or asset of the Company or such Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12, Section 4.13 or Section 4.21, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2020, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8    SEC Reports, Financial Statements and Internal Controls.

(a)    Each of the Company Parties has, since January 1, 2020, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company, the Partnership and their respective consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, shareholders’ equity or partners’ capital, as applicable, and cash flows of the Company and the Partnership included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, comprehensive income, shareholders’ equity or partners’ capital, as applicable, or cash flows, as the case may be, of the Company, the Partnership and their respective consolidated Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of the Partnership, no Company Subsidiary is required to file any periodic report with the SEC.

(b)    Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement,

including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c)    There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the Partnership or the notes thereto, other than liabilities (i) adequately provided for on the consolidated balance sheet of the Company or the Partnership dated as of December 31, 2022 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2022.

(d)    Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2020, the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9    Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, (i) there is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries and (ii) neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority.

Section 4.10    Absence of Certain Changes. From January 1, 2023 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of shares of Company Common Stock); (b) any material change in the Company’s or the Partnership’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11    Taxes.

(a)    Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b)    The Company, (i) for all taxable years commencing with its taxable year ended December 31, 1995 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end on the Closing Date, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s Knowledge, threatened.

(c)    The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)    No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)    The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f)    No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a corporation that qualifies as a REIT, a Company Subsidiary REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”).

(g)    No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h)    Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(i)    (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(j)    The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(k)    There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l)    There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business and which do not primarily relate to Taxes). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(m)    Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(n)    Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(o)    Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(p)    Section 4.11(p) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(q)    Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(r)    The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s)    Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

(t)    Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12    Properties.

(a)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns good and marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to, or has a good and valid leasehold interest in, each of the real properties identified as owned or leased by the Company in the Company SEC Reports or otherwise that is purported to be owned or leased by, or occupied by, the Company or a Company Subsidiary (collectively, the “Company Properties”). Section 4.12(a) of the Company Disclosure Schedule sets forth a true and complete list of all leases or ground leases pursuant to which the Company or any Company Subsidiary is a tenant as of the date of this Agreement (each, together with all amendments, modifications, supplements, renewals and extensions related thereto, a “Material Company Real Property Lease”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests, pledges, easements, restrictive covenants, encroachments, defects to title or other encumbrances (“Encumbrances”), except for the following: (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material individually or in the aggregate, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of such real property (as such property is currently being used or, with respect to any development properties, intended to be used) and (iv) other non-monetary Encumbrances that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)    Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a

Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy or lease or sublease as a tenant any real properties at some future date.

(c)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, insuring the Company’s or the applicable Company Subsidiary’s fee or leasehold interest in each such Company Property, as applicable, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(d)    Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation, eminent domain or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would, or would reasonably be expected to, interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used or, with respect to any development properties, intended to be used), or otherwise impair in any material manner the operations of such Company Properties (assuming its continued use in the manner it is currently operated or, with respect to any Company Development Properties, intended to be operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith by appropriate proceedings or which violations would individually, or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary. The current use, occupancy and condition of the Company Properties and the operations thereon do not violate any applicable Laws, easement, covenant, condition, restriction or similar provision in any instrument of record or, to the Company’s Knowledge, any unrecorded agreement affecting the Company Properties, in each case, except for violations which have been cured, contested in good faith by appropriate proceedings or such violations that would not individually, or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary.

(e)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f)    To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g)    Section 4.12(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which is under ground-up development as of the date hereof (each, a “Company Development Property”, and, collectively, the “Company Development Properties”). There are no defaults under any of the Company Development Contracts which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect. The Company or the Company Subsidiaries have obtained any and all material approvals, consents and authorizations to conduct the current activity on the Company Development Properties and, to the Company’s Knowledge, no facts or circumstances exist which would reasonably be expected to lead to a failure to obtain any material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 4.12(g) of the Company Disclosure Schedule lists the common name of each Company Property which is vacant land.

Section 4.13    Environmental Matters.

(a)    The Company and the Company Subsidiaries (i) are, and since January 1, 2018, have been, in material compliance with all Environmental Laws, and (ii) have no material liability under Environmental Laws or with respect to Hazardous Materials.

(b)    (i) The Company and each of its Subsidiaries has timely applied for, obtained and maintains all material Environmental Permits required for the operation of the business as currently conducted; (ii) Section 4.13(b)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all such material Environmental Permits.

(c)    Since January 1, 2018, or earlier for matters that remain unresolved, neither the Company nor any Company Subsidiary has received, or to the Company’s Knowledge been threatened with (i) any written request for information from a Governmental Authority, or (ii) any Action, Claim, order or notice from any Person alleging that the Company or any Company Subsidiary is or may be in material violation of, or have material liability under any Environmental Law or with respect to Hazardous Materials.

(d)    Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(e)    Neither the Company nor any Company Subsidiary has contractually assumed any material liability of another Person under any Environmental Law or with respect to Hazardous Materials.

(f)    To the Company’s Knowledge, (i) there has been no Release of Hazardous Materials on, at, under or from any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary and (ii) neither the Company nor any Company Subsidiary has arranged, by contract, agreement or otherwise for the transportation, treatment or disposal of Hazardous Materials at any location, in each case, that would reasonably be expected to result in material liability.

(g)    Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14    Employee Benefit Plans.

(a)    Section 4.14(a) of the Company Disclosure Schedule sets forth a true and complete list of each material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each material bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or material employee benefit plan that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary has or may have any material liability (“Company Employee Programs”).

(b)    Each Company Employee Program that is intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Program has been established and administered in accordance with its terms and in accordance with the requirements of applicable Law, including ERISA and the Code. No Company Employee Program is, or at any time within the previous six (6) years was, (i) subject to Title IV of ERISA, (ii) a multiemployer plan (within the meaning of ERISA Section 3(37)), (iii) a multiple employer pension plan or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law, (ii) no material Action has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business), and (iii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program, and neither the Company nor any Company Subsidiary has engaged in any prohibited transaction, in any case that have not been corrected in full.

(e)    No Company Employee Program provides for post-termination or retiree medical, disability, life insurance or other welfare benefits (other than under Section 4980B of the Code or similar state Law or pursuant to subsidized coverage during any post-employment severance period) to any current or future retiree or former employee of the Company or any Company Subsidiary.

(f)    Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary, or (ii) result in any payment or benefit to any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

Section 4.15    Labor and Employment Matters.

(a)    Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any labor union or labor organization regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b)    There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)    Since January 1, 2020, to the Company’s Knowledge, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case in subsections (i) and (ii), any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2020, to the Company’s Knowledge, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)    During the preceding three (3) years, the Company and the Company Subsidiaries have not effectuated a “plant closing” or “mass layoff” (each as defined in the WARN Act), in either case that resulted in a material liability to the Company or any Company Subsidiary.

Section 4.16    No Brokers. Other than with Wells Fargo Securities, LLC and BofA Securities, Inc., which the Company has retained as its financial advisors in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. True and complete copies of the engagement letters with each of Wells Fargo Securities, LLC and BofA Securities, Inc. have been made available to Parent prior to the date hereof.

Section 4.17    Opinion of Financial Advisor. The Company Board has received the opinion of each of Wells Fargo Securities, LLC and BofA Securities, Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for in the Company Merger is fair, from a financial point of view, to holders of Company Common Stock (other than shares held by Parent, the Company or any of their respective Subsidiaries). A true and complete copy of each opinion will be provided to Parent by the Company solely for informational purposes promptly following the date of this Agreement, it being expressly understood and agreed that such opinions are for the benefit of the Company Board only and may not be relied upon by Parent or any other Person.

Section 4.18    Vote Required. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to be voted on the matter at the Company Stockholder Meeting is the only vote of the holders of any class or series of shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary (other than the Partnership) necessary to approve the Company Merger and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). The Company, as the sole stockholder of Company OP GP, the sole general partner of the Partnership and the Company, as a limited partner holding approximately 98.2% of the outstanding Partnership OP Units, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19    Company Material Contracts.

(a)    Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Material Contracts as of the date hereof. A true and complete copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)    Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Company’s Knowledge, oral notice of any material violation of, or material default under, any Company Material Contract.

Section 4.20    Related Party Transactions. From January 1, 2020 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21    Intellectual Property.

(a)    Section 4.21(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b)    To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c)    To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of the Company or any Company Subsidiary.

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e)    To the Company’s Knowledge, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of the Company and the Company Subsidiaries (and any confidential information owned by any Person to whom the Company or any of the Company Subsidiaries has a confidentiality obligation). To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(f)    The IT Assets owned or used by the Company or any Company Subsidiary (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, since January 1, 2020, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as they are currently conducted.

Section 4.22    Privacy & Data Security.

(a)    The Company, the Company Subsidiaries, and, to the Company’s Knowledge, all third parties Processing Personal Information on behalf of any Company Subsidiary pursuant to a written agreement with the Company or a Company Subsidiary (collectively, “Company Data Partners”), comply and have at all times since January 1, 2020 complied, in all material respects, with all applicable (i) Privacy Laws, (ii) external-facing policies, notices, and/or statements published by the Company or a Company Subsidiary, as applicable, related to Personal Information (“Company Privacy Policy”), and (iii) contractual commitments related to the Processing of Personal Information in a Company Material Contract (collectively, “Company Privacy Requirements”). All Company Privacy Policies are and have been materially accurate, consistent and complete and not misleading or deceptive (including by omission) in any material respect. To the Company’s Knowledge, the execution, delivery, and performance of this Agreement do not conflict with and will not result in a breach of any Company Privacy Requirements or require the consent of or provision of notice to any Person.

(b)    The Company and each Company Subsidiary have at all times since January 1, 2020 implemented and maintained commercially reasonable measures designed to protect Personal Information against any accidental, unlawful or unauthorized access, use, loss, disclosure, alteration, destruction, or compromise (a “Security Incident”). To the Company’s Knowledge, none of the Company, the Company Subsidiaries, or, to the Company’s Knowledge, any Company Data Partners have experienced any material Security Incidents, including any successful ransomware attack or denial-of-service attack material to the Company or Company Subsidiary’s operations. In relation to any Security Incident and/or Company Privacy Requirement, none of the Company, the Company Subsidiaries, or, to the Company’s Knowledge, any Company Data Partners, have (i) notified or been required to notify any Person under Privacy Laws, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Person. To the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to the occurrence of (i) or (ii).

Section 4.23    Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.24    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholder Meeting or at the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its directors and officers and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.25    Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered under the Investment Company Act.

Section 4.26    Takeover Statutes. Subject to the receipt of the Company Stockholder Approval, each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any takeover Laws, including any “fair price,” “moratorium” or “control share acquisition” or similar Laws, including the provisions contained in Title 3, Subtitle 6 and Title 3, Subtitle 7 of the MGCL, or any other anti-takeover statute or similar federal or state statute or similar provisions in the Company Governing Documents or the Partnership Governing Documents (collectively, with any similar provisions of the Parent Governing Documents and the Parent OP Governing Documents, the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.27    No Other Representations or Warranties. The Company Parties acknowledge that, except for the representations and warranties made by the Parent Parties in Article V, neither Parent, Parent OP, Extra Space Merger Sub, Extra Space OP Merger Sub nor any of their respective Representatives makes any representations or warranties, and Parent, Parent OP, Merger Sub and Extra Space OP Merger Sub hereby disclaim any other representations or warranties, with respect to Parent, Parent OP, Extra Space Merger Sub, Extra Space OP Merger Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, Parent OP, Extra Space Merger Sub and Extra Space OP Merger Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2020 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation, warranty, covenant or agreement of the Parent Parties made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter (or any item or matter of comparable or greater significant not referred to or disclosed in the Parent Disclosure Schedule) is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or that any other item or matter of similar significance not referred to or disclosed in the Parent Disclosure Schedule is required to be referred to or disclosed in the Parent Disclosure Schedule, or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Parent OP or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1    Existence; Good Standing; Compliance with Law.

(a)    Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Section 5.1(a) of the Parent Disclosure Schedule lists the jurisdictions in which Parent is duly qualified or licensed to do business as a foreign corporation or other entity. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has the requisite corporate power and authority to own, lease, hold, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(b)    Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Section 5.1(b) of the Parent Disclosure Schedule lists the jurisdictions in which the Parent OP is duly qualified or licensed to do business as a foreign corporation or other entity. Parent OP is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent OP has all requisite limited partnership power and authority to own, lease, hold, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(c)    Section 5.1(c) of the Parent Disclosure Schedule sets forth a true and complete list of each of Parent’s Subsidiaries (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”). Each of the Parent Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing (to the extent applicable) would not, individually or in the aggregate, have or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has the requisite power and authority to own, operate, lease, encumber and, to the extent applicable, operate its properties and to carry on its business as now conducted.

(d)    Parent has previously provided or made available to the Company true and complete copies of (i) the Articles of Amendment and Restatement of Parent (the “Parent Charter”), (ii) the Second Amended and Restated Bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the Certificate of Limited Partnership of Parent OP (the “Parent OP Certificate of Limited Partnership”), and (iv) the Fourth Amended and Restated Agreement of Limited Partnership of Parent OP (the “Parent Partnership Agreement” and, together with the Parent OP Certificate of Limited Partnership, the “Parent OP Governing Documents”), in each case as amended and supplemented and in effect on the date of this Agreement. Each of the Parent Governing Documents and the Parent OP Governing Documents are in full force and effect, and neither Parent nor Parent OP is in violation of any of the provisions of such documents.

Section 5.2    Authority.

(a)    Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement to which a Parent Party is a party, including the Mergers. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of such Parent Parties, subject, (i) with respect to the issuance of shares of Parent Common Stock in connection with the Company Merger pursuant to this Agreement (the “Parent Common Stock Issuance”), to the receipt of the Parent Stockholder Approval, (ii) with respect to the Company Merger, to the filing of the applicable Merger Certificates with, and acceptance for record of the Merger Certificates by, the SDAT and the DSOS, as applicable, and (iii) with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS. No other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)    The Parent Board, at a duly held meeting, has, on behalf of Parent and in Parent’s capacity as the sole trustee of Parent Trust, the sole general partner of Parent OP (and on behalf of Parent in Parent’s capacity as sole member of Extra Space Merger Sub and on behalf of Parent OP in Parent OP’s capacity as the sole member of Extra Space OP Merger Sub), by unanimous vote (i) duly and validly adopted, and authorized and approved the execution, delivery and performance of, this Agreement and the Mergers and declared that this Agreement and the transactions contemplated hereby (including the Parent Common Stock Issuance) are advisable and in the best interests of Parent and the stockholders of Parent, (ii) directed that the Parent Common Stock Issuance be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of Parent Common Stock Issuance (the “Parent Recommendation”) and approved the inclusion of the Parent Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

(c)    Parent OP has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this

Agreement to which Parent OP is a party. The execution, delivery and performance by Parent OP of this Agreement and the consummation by Parent OP of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of Parent OP are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS. This Agreement has been duly executed and delivered by Parent OP and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Parent OP, enforceable against Parent OP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3    Capitalization.

(a)    The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on March 31, 2023, (i) 135,007,280 shares of Parent Common Stock were issued and outstanding (including 208,581 restricted shares of Parent Common Stock granted by Parent pursuant to the Parent Equity Incentive Plans), (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 575,435 shares of Parent Common Stock were reserved and available for issuance pursuant to future awards under Parent’s 2015 Incentive Award Plan, (iv) 386,696 shares of Parent Common Stock were issuable in respect of outstanding options, restricted stock units, performance stock units (reflected at the maximum level of performance), deferred stock units, dividend equivalent units, phantom shares, and other awards and entitlements outstanding pursuant to the Parent Equity Incentive Plans, (v) no warrants, rights, convertible or exchangeable securities or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in Parent or any Parent Subsidiary with respect to the Parent Common Stock were outstanding, (vi) no shares of Parent Common Stock were reserved for issuance upon redemption or exchange of Parent OP Units, and (vii) Parent does not have any shares of capital stock or other equity or voting interests issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b)    Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c)    There are no agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary or which restrict the transfer of any such shares or equity or voting interests, nor are there, to Parent’s Knowledge, any third party agreements or understandings with respect to the voting of any such shares or equity or voting interests or which restrict the transfer of any such shares or equity or voting interests.

(d)    Except as set forth in Section 5.3(d) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent OP or any Parent Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of Parent or any Parent Subsidiary (other than pursuant to the cashless exercise of, or the forfeiture or withholding of taxes with respect to, any equity award granted by Parent under the Parent Equity Incentive Plans (“Parent Equity Award”)).

(e)    Neither Parent nor any Parent Subsidiary has a “poison pill” or similar stockholder rights plan.

(f)    Except as set forth in this Section 5.3 or in Section 5.3(f) of the Parent Disclosure Schedule, there are no (i) voting trusts, proxies or other similar agreements or understandings to which Parent or any Parent Subsidiary was bound with respect to the voting of any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary, (ii) contractual obligations or commitments of any character to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity or voting interests.

(g)    All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h)    Parent Trust is the sole general partner of Parent OP. As of March 31, 2023, Parent, through its wholly owned Subsidiaries, owned 16,124,204 Parent Partnership Units, constituting 94.0% of the Parent Partnership Units. As of March 31, 2023, Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), owned in the aggregate 16,124,204 Parent OP Units. Except as set forth in this Section 5.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent OP to issue, transfer or sell any Parent Partnership Units. Except as set forth in the Parent Partnership Agreement, as of the date hereof, there are no outstanding contractual obligations of Parent OP to repurchase, redeem or otherwise acquire any partnership interests of Parent OP. The partnership interests owned by Parent, through its wholly owned Subsidiaries, and, to Parent’s Knowledge, the partnership interests owned by the Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Parent Partnership Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 5.4    Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Subsidiary to issue, transfer or sell any interests of any Parent Subsidiary. All issued and outstanding shares or other equity or voting interests of each Parent Subsidiary (other than Parent OP) are owned directly or indirectly by Parent OP free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Parent OP’s or any Parent Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5    Other Interests. Except for any put rights, call rights, rights of first offer, rights of first refusal, rights relating to transfers, buy or sell rights, or any other similar rights (collectively, the “JV Ownership Interest Rights”) between or among Parent or any Parent Subsidiary, on the one hand, and any joint venture partner of Parent or any Parent Subsidiary (collectively, the “JV Partners”), on the other hand, as may be expressly set forth in the applicable joint venture agreements or contracts between or among Parent or any Parent Subsidiary, on the one hand, and any such JV Partners, on the other hand, which JV Ownership Interest Rights relate solely to the ownership or membership interests of the applicable joint venture entities with such JV Partners, neither Parent nor any Parent Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 5.6    Consents and Approvals; No Violations. Subject to receipt of the Parent Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the applicable Merger Certificates with, and the acceptance for record of the Merger Certificates by, the SDAT and the DSOS, as applicable, and the filing of the Partnership Merger Certificate with, and acceptance for record of the Partnership Merger Certificate by, the DSOS, none of the execution, delivery or performance of this Agreement by the Parent Parties, the consummation by the Parent Parties of the transactions contemplated hereby or compliance by the Parent Parties with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of (A) the Parent Governing Documents or the Parent OP Governing Documents or (B) the organizational documents of any Parent Subsidiary, (ii) require any filing by any of the Parent Parties or any Parent Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent or any Parent Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent or any of the Parent Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent or any Parent Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent or any Parent Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.7    Compliance with Applicable Laws. Parent and each of the Parent Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws applicable to Parent or such Parent Subsidiary or by which any property or asset of Parent or such Parent Subsidiary is bound (except for Laws addressed in Section 5.12, Section 5.13 or Section 5.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for the Permits that are the subject of Section 5.12, Section 5.13 or Section 5.21, which are addressed solely in those Sections, Parent and each Parent Subsidiary has all Permits necessary to conduct Parent’s or a Parent Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent or any Parent Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. To Parent’s Knowledge, since January 1, 2020, Parent and each Parent Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.8 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Parent Parties has, since January 1, 2020, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Parent OP. Neither Parent nor Parent OP has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, comprehensive income, stockholders’ equity or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of Parent OP, no Parent Subsidiary is required to file any periodic report with the SEC.

(b)    Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent any Parent Subsidiary or such Parent’s or Parent Subsidiary’s audited financial statements or other Parent SEC Reports.

(c)    There are no liabilities of Parent or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2022.

(d)    Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2022 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting.

Since January 1, 2020, Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent and required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information relating to Parent required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.9    Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, (i) there is no Action pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, and (ii) neither Parent nor any Parent Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority.

Section 5.10    Absence of Certain Changes. From January 1, 2023 through the date hereof, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of shares of Parent Common Stock); (b) any material change in Parent’s or Parent OP’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11    Taxes.

(a)    Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)    Parent (i) for all taxable years commencing with its taxable year ended December 31, 2004 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT for the taxable year that will include the Company Merger, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s Knowledge, threatened.

(c)    The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)    No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)    No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(f)    Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(g)    (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(h)    Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i)    There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)    There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business and which do not primarily relate to Taxes).

(k)    Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(l)    Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(m)    Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)    Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o)    Neither Parent nor any of the Parent Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 5.12    Properties.

(a)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of the Parent Subsidiaries owns good and marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to, or has a good and valid leasehold interest in, each of the real properties identified as owned or leased by Parent in the Parent SEC Reports or otherwise that is purported to be owned or leased by, or occupied by, Parent or a Parent Subsidiary (collectively, the “Parent Properties”). Section 5.12(a) of the Parent Disclosure Schedule sets forth a true and complete list of all real properties leased or groundleased pursuant to which Parent or any Parent Subsidiary is a tenant as of the date of this Agreement (the underlying leases and ground leases, together with all amendments, modifications, supplements, renewals and extensions related thereto a “Material Parent Real Property Lease”). In each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for the following (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), or that are not otherwise material individually or in the aggregate, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of such real property (as such property is currently being used or, with respect to any development properties, intended to be used), and (iv) other non-monetary Encumbrances that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)    Section 5.12(b) of the Parent Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by Parent or a Parent Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either Parent or any Parent Subsidiary is a party pursuant to which either Parent or any Parent Subsidiary is obligated to buy or lease or sublease as a tenant any real properties at some future date.

(c)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are title insurance policies issued to Parent or the applicable Parent Subsidiary for each Parent Property, insuring the Parent’s or the applicable Parent Subsidiary’s fee or leasehold interest in each such Parent Property, as applicable, and no written claim has been made against any such policy by Parent or any Parent Subsidiary which remains outstanding.

(d)    Neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation, eminent domain or rezoning proceedings are pending or, to Parent’s Knowledge, threatened with respect to any of Parent Properties, or would reasonably be expected to, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used or, with respect to any Parent Development Properties, intended to be used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated or, with respect to any Parent Development Properties, intended to be operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith by appropriate proceedings or which violations would individually, or in the aggregate, reasonably be expected to be material to Parent or any Parent Subsidiary. The current use, occupancy and condition of the Parent Properties and the operations thereon do not violate any applicable Laws, easement, covenant, condition, restriction or similar provision in any instrument of record or, to the Parent’s Knowledge, any unrecorded agreement affecting the Parent Properties, in each case, except for violations which have been cured, contested in good faith by appropriate proceedings or such violations that would not individually, or in the aggregate, reasonably be expected to be material to Parent or any Parent Subsidiary.

(e)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(f)    To Parent’s Knowledge, each of the Parent Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g)    Section 5.12(g) of the Parent Disclosure Schedule sets forth a true, correct and complete list of the real property which is under ground-up development as of the date hereof (each, a “Parent Development Property”, and, collectively, the “Parent Development Properties”). There are no defaults under any of the Parent Development Contracts which, individually or in the aggregate, have had, or would reasonably be expected to have, a Parent Material Adverse Effect. The Parent or the Parent Subsidiaries have obtained any and all material approvals, consents and authorizations to conduct the current activity on the Parent Development Properties and, to Parent’s Knowledge, no facts or circumstances exist which would reasonably be expected to lead to a failure to obtain any material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Parent Development Properties. Section 5.12(g) of the Parent Disclosure Schedule lists the common name of each Parent Property which is vacant land.

Section 5.13    Environmental Matters.

(a)    Parent and the Parent Subsidiaries (i) are, and since January 1, 2018, have been, in material compliance with all Environmental Laws, and (ii) have no material liability under Environmental Laws or with respect to Hazardous Materials.

(b)    (i) Parent and each of its Subsidiaries have timely applied for, obtained and maintains all material Environmental Permits required for the operation of the business as currently conducted; (ii) Section 5.13(b)(ii) of the Parent Disclosure Schedule sets forth a true and complete list of all such material Environmental Permits.

(c)    Since January 1, 2018, or earlier for matters that remain unresolved, neither Parent nor any Parent Subsidiary has received, or, to Parent’s Knowledge, been threatened with (i) any written request for information from a Governmental Authority, or (ii) any Action, Claim, order or notice from any Person alleging that Parent or any Parent Subsidiary is or may be in material violation of, or have material liability under, any Environmental Law or with respect to Hazardous Materials.

(d)    Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(e)    Neither Parent nor any Parent Subsidiary has contractually assumed any material liability of another Person under any Environmental Law or with respect to Hazardous Materials.

(f)    To Parent’s Knowledge, (i) there has been no Release of Hazardous Materials on, at, under or from any real property currently or formerly owned, leased or operated by Parent or any Parent Subsidiary and (ii) neither Parent nor any Parent Subsidiary has arranged, by contract, agreement or otherwise for the transportation, treatment or disposal of Hazardous Materials at any location, in each case, that would reasonably be expected to result in material liability.

(g)    Notwithstanding any other provision of this Agreement, this Section 5.13 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.14    Employee Benefit Plans.

(a)    Section 5.14(a) of the Parent Disclosure Schedule sets forth a true and complete list of each material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each material bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or material employee benefit plan that is currently maintained or contributed to by Parent or any Parent Subsidiary or under or with respect to which Parent or any Parent Subsidiary has or may have any material liability (“Parent Employee Programs”).

(b)    Each Parent Employee Program that is intended to qualify under Section 401(a) of the Code (the “Parent 401(k) Plan”) has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to Parent’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Program has been established and administered in accordance with its terms and in accordance with the requirements of applicable Law, including ERISA and the Code. No Parent Employee Program is, or at any time within the previous six (6) years was, (i) subject to Title IV of ERISA, (ii) a multiemployer plan (within the meaning of ERISA Section 3(37)), (iii) a multiple employer pension plan or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all payments and/or contributions required to have been made with respect to all Parent Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Program and applicable Law, (ii) no material Action has been made, commenced or, to Parent’s Knowledge, threatened with respect to any Parent Employee Program (other than for benefits payable in the ordinary course of business), and (iii) there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Employee Program, and neither Parent nor any Parent Subsidiary has engaged in any prohibited transaction, in any case that have not been corrected in full.

(e)    No Parent Employee Program provides for post-termination or retiree medical, disability, life insurance or other welfare benefits (other than under Section 4980B of the Code or similar state Law or pursuant to subsidized coverage during any post-employment severance period) to any current or future retiree or former employee of Parent or any Parent Subsidiary.

(f)    Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other individual service provider of Parent or any Parent Subsidiary (other than employees or individual service providers of the Company or any Company Subsidiary that may become employees or other individual service providers of Parent or any Parent Subsidiary following the Closing), or (ii) result in any payment or benefit to any current or former employee, officer, director or other individual service provider of Parent or any Parent Subsidiary which would constitute an “excess parachute payment” (within the meaning of Section  280G of the Code).

Section 5.15    Labor and Employment Matters.

(a)    Neither Parent nor any Parent Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor are there any negotiations or discussions currently pending or occurring between Parent, or any of the Parent Subsidiaries, and any labor union or labor organization regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries relating to their business. To Parent’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of the Parent Subsidiaries.

(b)    There are no proceedings pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries in any forum by or on behalf of any present or former employee of Parent or any of the Parent Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Parent or any of the Parent Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(c)    Since January 1, 2020, to Parent’s Knowledge, Parent and the Parent Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of Parent and the Parent Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case in subsections (i) and (ii), any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2020, to Parent’s Knowledge, all independent contractors and consultants providing personal services to Parent and the Parent Subsidiaries have been properly classified as independent contractors for purposes of all

Laws, including Laws with respect to employee benefits, and all employees of Parent and the Parent Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect.

(d)    During the preceding three (3) years, Parent and the Parent Subsidiaries have not effectuated a “plant closing” or “mass layoff” (each as defined in the WARN Act), in either case that resulted in a material liability to the Company or any Company Subsidiary.

Section 5.16    No Brokers. Except for the fees and expenses of Citigroup Global Markets Inc., no broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in each case from the Company or any of the Company Subsidiaries in connection with this Agreement or the Mergers in each case based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.17    Opinion of Financial Advisor. The Parent Board has received the oral opinion of Citigroup Global Markets Inc. (to be confirmed in writing) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to Parent. A true and complete copy of such opinion will be provided to the Company by Parent solely for informational purposes promptly following the date of this Agreement.

Section 5.18    Vote Required. The affirmative vote of a majority of the votes cast by the holders of Parent Common Stock on the approval of the Parent Common Stock Issuance is the only vote of the holders of any class or series of shares of capital stock or other equity or voting interests of Parent necessary to approve this Agreement, the Parent Common Stock Issuance and the other transactions contemplated by this Agreement (the “Parent Stockholder Approval”). Parent, as a limited partner and as the sole trustee of Parent Trust, the sole general partner of Parent OP, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent OP.

Section 5.19    Parent Material Contracts.

(a)    Other than as set forth in the exhibits to the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 5.19(a) of the Parent Disclosure Schedule sets forth a true and complete list of all Parent Material Contracts as of the date hereof. A true and complete copy of each Parent Material Contract, as of the date of this Agreement, has been made available by Parent to the Company prior to the date of this Agreement. Each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto, and, to Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)    None of Parent or any Parent Subsidiary is, and, to Parent’s Knowledge, no other party to a Parent Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received written, or to Parent’s Knowledge, oral notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.20    Related Party Transactions. From January 1, 2020 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any

Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 5.21    Intellectual Property.

(a)    Section 5.21(a) of the Parent Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by Parent or any Parent Subsidiary that is Registered Intellectual Property, together with all material unregistered trademarks. To Parent’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b)    To Parent’s Knowledge, the conduct of the business of Parent and the Parent Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and Parent has not received any written allegations to that effect.

(c)    To Parent’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of Parent or any Parent Subsidiary.

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 5.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 5.21(b) and Section 5.21(c)).

(e)    To Parent’s Knowledge, Parent and the Parent Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of Parent and the Parent Subsidiaries (and any confidential information owned by any Person to whom Parent or any of the Parent Subsidiaries has a confidentiality obligation). To Parent’s Knowledge, no such trade secrets or other material confidential information has been disclosed by Parent or any Parent Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(f)    The IT Assets owned or used by Parent or any Parent Subsidiary (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, since January 1, 2020, experienced any material errors and/or breakdowns, (iii) to Parent’s Knowledge, do not contain Unauthorized Code, (iv) to Parent’s Knowledge, have not experienced any material security breaches, and (v) are considered by Parent to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of Parent and the Parent Subsidiaries as they are currently conducted.

Section 5.22    Privacy & Data Security.

(a)    Parent, the Parent Subsidiaries, and, to Parent’s Knowledge, all third parties Processing Personal Information on behalf of any Parent Subsidiary pursuant to a written agreement with Parent or a Parent Subsidiary (collectively, “Parent Data Partners”), comply and have at all times since January 1, 2020 complied, in all material respects, with all applicable (i) Privacy Laws, (ii) external-facing policies, notices, and/or statements published by Parent or a Parent Subsidiary, as applicable, related to Personal Information (“Parent Privacy Policies”), and (iii) contractual commitments related to the Processing of Personal Information in a Parent Material Contract (collectively, the “Parent Privacy Requirements”). All Parent Privacy Policies are and

have been materially accurate, consistent and complete and not misleading or deceptive (including by omission) in any material respect. To Parent’s Knowledge, the execution, delivery, and performance of this Agreement do not conflict with and will not result in a breach of any Parent Privacy Requirements or require the consent of or provision of notice to any Person.

(b)    Parent and each Parent Subsidiary have at all times since January 1, 2020 implemented and maintained, commercially reasonable measures designed to protect Personal Information against any Security Incident. To Parent’s Knowledge, none of Parent, the Parent Subsidiaries, or, to Parent’s Knowledge, any Parent Data Partners have experienced any material Security Incidents, including any successful ransomware attack or denial-of-service attack material to Parent or Parent Subsidiary’s operations. In relation to any Security Incident and/or Parent Privacy Requirement, none of Parent, the Parent Subsidiaries, or, to Parent’s Knowledge, any Parent Data Partners, has (i) notified or been required to notify any Person under Privacy Laws, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Person.

Section 5.23    Insurance. Parent and the Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by Parent or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.24    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholder Meeting or at the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its directors and officers and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or Parent OP.

Section 5.25    Investment Company Act. Neither Parent nor any of the Parent Subsidiaries is required to be registered under the Investment Company Act.

Section 5.26    Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.27    Activities of Extra Space Merger Sub and Extra Space OP Merger Sub. Each of Extra Space Merger Sub and Extra Space OP Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Each of Extra Space Merger Sub and Extra Space OP Merger Sub has engaged in no other business activities, has no liabilities or obligations, other than those incident to its formation and incurred pursuant to this Agreement, and has conducted its operations only as contemplated hereby.

Section 5.28    No Other Representations or Warranties. The Parent Parties acknowledge that, except for the representations and warranties made by the Company and the Partnership in Article IV, neither the Company, the Partnership nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE  VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1    Conduct of Business by the Company. During the period from the date of this Agreement until the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or any Company Subsidiary’s control excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their current executive officers, and (4) preserve the Company’s status as a REIT. Without limiting the foregoing, neither the Company Parties nor any of the Company Subsidiaries will (and the Company Parties will cause the Company Subsidiaries not to), during the Interim Period, except (A) to the extent required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, (B) as otherwise expressly required or permitted by this Agreement, (C) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (D) as set forth in Section 6.1 of the Company Disclosure Schedule:

(a)    split, combine, reclassify or subdivide any shares of capital stock, units or other equity or voting securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b)    declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of capital stock of the Company, any units of the Partnership or other equity or voting securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the shares of the Partnership OP Units in connection with any permitted dividends paid on the shares of the Company Common Stock in accordance with the Partnership Agreement; (iii) the authorization and payment of regular quarterly distributions at a rate not in excess of $0.28125 per Series A Preferred Unit in accordance with the Partnership Agreement; (iv) dividends or other distributions, declared, set aside or paid by any Company Subsidiary to the Company, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; and (v) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, including any

Company Subsidiary REIT, in accordance with the requirements of the organizational documents of such Company Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b) and Section 7.17, the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company and any Company Subsidiary REIT as of the date hereof to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity-level income or excise Tax under the Code, after taking into account the dividends made or expected to be made pursuant to Section 7.17(a) (any such dividend, a “Permitted REIT Dividend”);

(c)    except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries, (ii) issuances of shares of Company Common Stock upon the exercise, vesting or settlement of any Company Equity Award that is outstanding as of the date of this Agreement or granted following the date of this Agreement in compliance with this Section 6.1, or (iii) exchanges of Partnership OP Units for shares of Company Common Stock, in accordance with the Partnership Agreement, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents (including Company Equity Awards and “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d)    purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of any Company Party or a Company Subsidiary, other than (i) the withholding of shares of Company Common Stock to satisfy exercise price or withholding Tax obligations with respect to outstanding Company Equity Awards, (ii) the redemption or purchase of Partnership OP Units to the extent required under the terms of the Partnership Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e)    acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, or real property or personal property, except acquisitions at a total cost of less than $150,000,000 in the aggregate;

(f)    sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $40,000,000 in the aggregate;

(g)    for any Company Development Properties, or for any other real property of the Company under development on the date hereof for which site work has commenced, or for projects currently in the planning stages, (i) expend or incur any amount, or (ii) enter into, amend, modify or terminate any Company Development Contracts which are Company Material Contracts, except (A) as contemplated by any existing Company Development Contract or (B) up to $20,000,000 in the aggregate in excess of the amounts set forth in clause (A);

(h)    (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company Credit Facility (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for (1) working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)) and (2) acquisitions otherwise permitted by this Section 6.1, (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by the Company or any Company Subsidiary, (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and (z) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (D) any additional Indebtedness in an amount that, in the aggregate, does not exceed $150,000,000 (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, and (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), or (E) inter-company Indebtedness among the Company and any wholly owned Company Subsidiaries, which, in the case of each of clauses (A) through (E), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment or requirement to offer to redeem or repurchase related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(i)    make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) loans pursuant to the Company’s bridge lending business not to exceed $20,000,000 in the aggregate, (ii) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (iii) loans or advances required to be made under any ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iv) loans or advances required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party and that are set forth on Section 6.1(i) of the Company Disclosure Schedule and that have been made available to Parent, or (v) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(j)    subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $1,000,000 individually or $5,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of Company Common Stock or Partnership OP Units, are in accordance with Section 7.10;

(k)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2022, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(l)    enter into any new line of business;

(m)    fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(n)    enter into any joint venture, partnership or new funds or other similar agreement, other than in connection with an acquisition or disposition of a property that is otherwise permitted by this Section 6.1;

(o)    except (i) as required by applicable Law, (ii) as required by the terms of any Company Employee Program, (iii) in the ordinary course of business and consistent with past practice, (iv) as otherwise set forth in Section 6.1(o) of the Company Disclosure Schedule, or (v) as required by any other provision of this Agreement, (A) hire any employee with a title of senior vice president or higher of the Company or promote or appoint any Person to a position with a title of senior vice president or higher of the Company, (B) increase the amount, rate or terms of compensation or benefits of any current or former directors, officers, employees or independent contractors of the Company or any Company Subsidiary (other than in connection with hiring or promotions permitted pursuant to this Agreement), (C) enter into, adopt, or materially amend any Company Employee Program (other than in connection with hiring or promotions permitted pursuant to this Agreement), (D) accelerate the vesting or payment of any award under the Company Equity Incentive Plans or of any other compensation or benefits to any current or former directors, officers, employees or independent contractor of the Company or any Company Subsidiary, (E) grant any equity or equity-based compensation awards under the Company Equity Incentive Plans or otherwise to any current or former directors, officers, employees or independent contractors of the Company or any Company Subsidiary, or (F) grant any rights to severance, retention, change in control or termination pay to any current or former director, independent contractor or current or former employee of the Company or any Company Subsidiary;

(p)    except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Charter or Company Bylaws, (ii) the Partnership Agreement or Certificate of Limited Partnership, or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(q)    adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Company Parties to consummate the Mergers;

(r)    except as required by any other provision of this Agreement, amend any term of any outstanding shares of capital stock or other equity or voting security of the Company or any Company Subsidiary;

(s)    enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent or any Parent Subsidiary, (iv) the entry into any commercial leases in the ordinary course of business consistent with past practice or (v) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (A) do not materially increase the cost of any such project, or (B) are otherwise permitted pursuant to this Section 6.1;

(t)    enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(u)    enter into, renew, modify, amend, extend, renew or terminate (other than any expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any Material Company Real Property Lease (or any lease that, if existing as of the date hereof, would be a Material Company Real Property Lease);

(v)    make or commit to make any capital expenditures except (i) pursuant to the Company’s budget provided to Parent prior to the date of this Agreement, (ii) capital expenditures for property expansions and enhancements not to exceed $60,000,000 in the aggregate, (iii) capital expenditures necessary to repair any casualty losses in an amount up to $2,000,000 individually, or $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iv) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(w)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company or any Company Subsidiary REIT to fail to qualify as a REIT, or (ii) any Company Subsidiary other than a Company Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x)    enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(y)    take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(z)    permit any insurance policy naming the Company or any of its Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(aa)    except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement;

(bb)    assign, exclusively license or otherwise license outside of the ordinary course of business, any trademarks or other material Intellectual Property of the Company or any Company Subsidiaries; or

(cc)    authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary in this Section 6.1, the Company shall be permitted to enter into third party property management agreements in the ordinary course of business.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is reasonably necessary for the Company or any Company Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of the Company or such Company Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes, or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Partnership from taking any action, at any time or from time to time, as the Partnership reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement; and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2    Conduct of Business by Parent. During the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent’s or any Parent Subsidiary’s control excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their current executive officers, and (4) preserve Parent’s status as a REIT. Without limiting the foregoing, neither the Parent Parties nor any of the Parent Subsidiaries will (and the Parent Parties will cause the Parent Subsidiaries not to), during the Interim Period, except (A) to the extent required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any Parent Subsidiary, (B) as otherwise expressly required or permitted by this Agreement, (C) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or (D) as set forth in Section 6.2 of the Parent Disclosure Schedule:

(a)    split, combine, reclassify or subdivide any shares of capital stock, units or other equity or voting securities or ownership interests of any Parent Party or any Parent Subsidiary (other than a wholly owned Parent Subsidiary);

(b)    declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of, capital stock of Parent, any units of Parent OP or other equity or voting securities or ownership interests in Parent or any Parent Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any permitted dividends paid on the shares of the Parent Common Stock in accordance with the Parent Partnership Agreement; (iii) dividends or other distributions, declared, set aside or paid by any Parent Subsidiary to Parent or any Parent Subsidiary that is, directly or indirectly, wholly owned by Parent; (iv) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the organizational documents of such Parent Subsidiary; and (v) dividends or other distributions on Parent Equity Awards pursuant to the terms thereof; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b) and Section 7.17, Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Parent and any Parent Subsidiary REIT as of the date hereof to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity-level income or excise Tax under the Code, after taking into account Permitted REIT Dividends;

(c)    except for (i) transactions among Parent and one or more wholly owned Parent Subsidiaries, (ii) issuances of shares of Parent Common Stock upon the exercise, vesting or settlement of any Parent Equity Award that is outstanding as of the date of this Agreement or granted following the date of this Agreement, (iii) exchanges or redemptions of Parent OP Units for shares of Parent Common Stock, in accordance with the Parent Partnership Agreement, or (iv) issuances of Parent Equity Awards in the ordinary course of business, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents of Parent or any Parent Subsidiaries;

(d)    purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of any Parent Party or a Parent Subsidiary, other than (i) the withholding of shares of Parent Common Stock to satisfy exercise price or withholding Tax obligations with respect to outstanding Parent Equity Awards, (ii) the redemption or purchase of Parent OP Units to the extent required under the terms of the Parent Partnership Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(e)    acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, or real property or personal property, except acquisitions at a total cost of less than $400,000,000 in the aggregate (excluding any investments by JV Partners in such acquisitions);

(f)    sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Parent Property (or real property that if owned by Parent or any Parent Subsidiaries on the date of this Agreement would be a Parent Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except sales, transfers or other such dispositions of any Parent Property or any other material assets that do not exceed $100,000,000 in the aggregate;

(g)    for any Parent Development Properties, or for any other real property of Parent under development on the date hereof for which site work has commenced, or for projects currently in the planning stages, (i) expend or incur any amount, or (ii) enter into, amend, modify or terminate any Parent Development Contracts which are Parent Material Contracts, except (A) as contemplated by any existing Parent Development Contract or (B) up to $100,000,000 in the aggregate in excess of the amounts set forth in clause (A);

(h)    (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Parent Subsidiary), except (A) Indebtedness incurred under the Parent Credit Facility (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for (1) working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.2(b)) and (2) acquisitions otherwise permitted by this Section 6.2, (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by Parent or any Parent Subsidiary, (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on Parent compared to the existing Indebtedness and (z) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (D) any additional Indebtedness in an amount that, in the aggregate, does not exceed $1,500,000,000 (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, and (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on Parent compared to the existing Indebtedness), or (E) inter-company Indebtedness among Parent and any wholly owned Parent Subsidiaries, which, in the case of each of clauses (A) through (E), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary or guarantee any debt securities of another Person;

(i)    make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) in the ordinary course of Parent’s bridge lending business and consistent with past practice, including bridge loans to Third Party self-storage owners that do not exceed $750,000,000 in the aggregate, (ii) by Parent or a wholly owned Parent Subsidiary to Parent or a wholly owned Parent Subsidiary, (iii) loans or advances required to be made under any ground leases pursuant to which any Third Party is a lessee or sublessee on any Parent Property, (iv) loans or advances required to be made under any existing joint venture arrangement to which Parent or a Parent Subsidiary is a party and that are set forth on Section 6.2(i) of the Parent Disclosure Schedule and that have been made available to Parent, or (v) as contractually required by any Parent Material Contract in effect on the date hereof that has been made available to Parent;

(j)    subject to Section 7.10, other than as expressly permitted by this Section 6.2, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $5,000,000 individually or $20,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against Parent or any Parent Subsidiary, (iii) do not provide for any admission of liability by Parent or any of the Parent Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of Parent Common Stock or Partnership OP Units, are in accordance with Section 7.10;

(k)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2022, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(l)    enter into any new line of business;

(m)    fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(n)    enter into any joint venture, material partnership or new funds or other similar agreement, other than in connection with an acquisition or disposition of a property that is otherwise permitted by this Section 6.2;

(o)    except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter or Parent Bylaws, (ii) the Parent Partnership Agreement or Parent OP Certificate of Limited Partnership or (iii) such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(p)    adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Parent OP or any Parent Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Parent Subsidiaries to the extent permitted pursuant to Section 6.2(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Parent Parties to consummate the Mergers;

(q)    except as required by any other provision of this Agreement, amend any term of any outstanding shares of capital stock or other equity or voting security of Parent or any Parent Subsidiary;

(r)    enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) Parent or any of the Parent Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(s)    make or commit to make any capital expenditures except (i) pursuant to Parent’s budget provided to the Company prior to the date of this Agreement, (ii) capital expenditures for property expansions and enhancements not to exceed $100,000,000 in the aggregate, (iii) capital expenditures necessary to repair any casualty losses in an amount up to $10,000,000 individually, or $50,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iv) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Parent Properties or as is necessary in the event of an emergency situation, after prior notice to the Company (provided, that if the nature of such emergency renders prior notice to the Company impracticable, Parent shall provide notice to the Company as promptly as reasonably practicable after making such capital expenditure);

(t)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) any Parent Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary, or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(u)    enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to Parent or any Parent Subsidiary (a “Parent Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve Parent’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Parent Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(v)    take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(w)    permit any insurance policy naming Parent or any of its Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or Parent’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, Parent shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to Parent with respect to the terms of any such policy;

(x)    except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement;

(y)    assign, exclusively license or otherwise license outside of the ordinary course of business, any trademarks or other material Intellectual Property of Parent or any Parent Subsidiaries; or

(z)    authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary in this Section 6.2, Parent shall be permitted to enter into third party property management agreements in the ordinary course of business.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is reasonably necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP or any other Parent Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent OP from taking any action, at any time or from time to time, as Parent OP reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Parent Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3    No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Parent OP’s or any Parent Subsidiary’s operations prior to the Company Merger Effective Time, and nothing contained in this Agreement shall give any of the Parent Parties, directly or indirectly, the right to control or direct the Company’s, the Partnership’s or any Company Subsidiary’s operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

COVENANTS

Section 7.1    Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting; Parent Stockholder Meeting; Listing Application.

(a)    As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Company Merger, which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to the NYSE the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Company Merger on the NYSE. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Company Merger. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by the NYSE as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of capital stock as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from the NYSE for amendments or supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from the NYSE with respect to the NYSE listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Company Merger, and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions. Parent shall also take any other action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the New Parent OP Units in the Partnership Merger, and the Company shall furnish all information concerning the Company, the Partnership and the holders of the Partnership OP Units as may be reasonably requested in connection with any such actions. The Parent Parties shall have the right, to the extent necessary (and following consultation with the Company), to prepare and file a Form S-4 or any other registration form under the Securities Act or Exchange Act with respect to the New Parent OP Units (the “OP Unit Form S-4”) to be issued in connection with the Partnership Merger. The Company Parties will cooperate in the preparation of the OP Unit Form S-4 pursuant to the immediately preceding sentence. For the avoidance of doubt, in the event the Parent Parties determine to prepare and file the OP Unit Form S-4, (I) the Parent Parties shall prepare and cause to be filed with the SEC, as promptly as reasonably practicable after such determination, the OP Unit Form S-4, and (II) all references in this Agreement to “Form S-4” (including this Section 7.1 and Section 8.1(d)) shall be deemed to refer to the Form S-4 and the OP Unit Form S-4, collectively.

(b)    If, at any time prior to the receipt of the Company Stockholder Approval and the Parent Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c)    As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, (i) the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) Parent shall establish a record date for, duly call, give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of seeking the Parent Stockholder Approval (together with any adjournments or postponements thereof, the “Parent Stockholder Meeting”). Each of Parent and the Company shall cooperate and use their reasonable best efforts to cause the Parent Stockholder Meeting and the Company Stockholder Meeting to be held on the same date and as soon as reasonably practicable after the date of this Agreement. Each of the Company and Parent shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and the stockholders of Parent entitled to vote at the Parent Stockholder Meeting, as applicable, and to hold the Company Stockholder Meeting and the Parent Stockholder Meeting, as applicable, as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company Recommendation and the Parent Recommendation shall be included in the Proxy Statement/Prospectus and each of the Company and Parent, respectively, shall use its reasonable best efforts to obtain the Company Stockholder Approval and the Parent Stockholder Approval, respectively, unless a Change in Company Recommendation or a Change in Parent Recommendation, respectively, has occurred in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v), as applicable. Notwithstanding the foregoing provisions of this Section 7.1(c), (i) if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the Company Merger; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent and (ii) if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall make one or more successive postponements or adjournments of the Parent Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the Parent Common Stock Issuance; provided, that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the

Parent Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of the Company.

(d)    Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Company Merger to be submitted to a vote of its stockholders at the Company Stockholder Meeting. Notwithstanding any Change in Parent Recommendation, Parent shall cause the approval of the Parent Common Stock Issuance to be submitted to a vote of its stockholders at the Parent Stockholder Meeting.

(e)    Neither Parent nor the Company shall submit to the vote of its stockholders any Acquisition Proposal other than the Company Merger, the Parent Common Stock Issuance and the other transactions contemplated hereby prior to the termination of this Agreement.

Section 7.2    Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the applicable producing Party reasonably deems appropriate to produce to such Governmental Authority; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, trustees or directors of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3    Additional Agreements.

(a)    Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or as reasonably determined by Parent and the Company advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any Law or any contract, agreement or instrument to which the Company or any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

(b)    In furtherance and not in limitation of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, each of the Parties hereto shall (i) use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Authority vacated or reversed), and (ii) use its reasonable best efforts to take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the Mergers and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law so as to enable the Closing to occur as promptly as reasonably practicable and, in any event, no later than the Drop Dead Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of any assets of Parent, the Company or any of their respective Subsidiaries or Affiliates, and (y) otherwise taking or committing to take any actions that after the Closing would limit the freedom of Parent, the Company or their respective Subsidiaries’ or Affiliates’ freedom of action with respect to one or more of Parent’s, the Company’s or their Subsidiaries’ businesses or assets, in each case as may be required in order to effect the satisfaction of the conditions to the Mergers set forth in Article VIII and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the Closing; provided, however, that neither Parent nor the Company nor their respective Subsidiaries or Affiliates shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any judgment, order, decree, requirement, condition, understanding or agreement of or with a Governmental Authority to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, or otherwise change their assets or businesses, unless such judgment, order, decree, requirement, condition, understanding or agreement is conditioned upon the occurrence of the Closing; provided, further, that Parent, the Company and their respective Subsidiaries and Affiliates shall not be required to (and the Company shall not, and shall cause its Subsidiaries and Affiliates not to, without Parent’s prior written consent) take any action described in this Section 7.3(b) or otherwise offer, negotiate, agree to, consent to or effect any remedy, condition, commitment or undertaking of any kind, to the extent that such action, remedy, condition, commitment or undertaking would reasonably be expected to, individually or in the aggregate, materially impair the benefits or advantages that Parent expects to receive from the transactions contemplated by this Agreement, the value or economics of the transactions contemplated by this Agreement to Parent, or the business plan or business strategy of the combined company. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.3 shall limit a Party’s right to terminate this Agreement pursuant to Section 9.1 so long as such Party has, prior to such termination, been complying with its obligations under this Section 7.3.

Section 7.4    Acquisition Proposals; Changes in Recommendation.

(a)    Except as expressly provided in this Section 7.4, from and after the date hereof, each of Parent and the Company shall not, shall cause its respective Subsidiaries and its and their respective officers and directors not to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’

other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Third Party in connection with, an Acquisition Proposal or Inquiry, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar definitive agreement relating to any Acquisition Proposal (any of the foregoing in this clause (iii), other than an Acceptable Confidentiality Agreement, an “Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit Parent, the Company or their respective Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(b)    (i) Notwithstanding anything in this Agreement to the contrary, each of the Parent Board and the Company Board shall be permitted, directly or indirectly, through any Representative, to take the following actions, prior to the Parent Stockholder Meeting (in the case of actions by the Parent Board or Parent’s Representatives) or the Company Stockholder Meeting (in the case of actions by the Company Board or the Company’s Representatives), in response to an unsolicited bona fide written Acquisition Proposal (as applicable) by a Person made to it after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a material breach of Section 7.4(a) or Section 7.4(c) by Parent or the Company, as applicable, it being agreed that each of the Company and Parent may correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal) if the Parent Board or the Company Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, if the Parent Board or the Company Board, as applicable, concludes in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to be inconsistent with their duties under applicable Law: (A) engage in, enter into or otherwise participate in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal (and such Person’s Representatives), and (B) provide any nonpublic information or data concerning the Company or Parent, as applicable, to the Person who made such Acquisition Proposal (and such Person’s Representatives, including potential financing sources) after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, any nonpublic information or data concerning the Company or Parent, as applicable, that is provided to such Person who made such Acquisition Proposal (or its Representatives) shall, to the extent not previously provided to the other Party, be provided to the other Party as promptly as practicable after providing it to such Person who made such Acquisition Proposal (or its Representatives) (and in any event within thirty-six (36) hours). For purposes of this Section 7.4(b)(i), an “Acceptable Confidentiality Agreement” means, as applicable, a confidentiality agreement between Parent or the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are no more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to the Company or Parent, as applicable, and which agreement does not prohibit the Company or Parent, as applicable, from complying with its obligations under this Agreement; provided, however, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit the making or amendment of an Acquisition Proposal to the Company Board or Parent Board, as applicable.

(ii)    Each of Parent and the Company shall promptly (but in no event later than thirty-six (36) hours) notify the Company or Parent, respectively and as applicable, orally, and promptly thereafter in writing, of the receipt by Parent, Parent OP, the Parent Board or any of their respective Representatives, in the case of Parent, or the Company, the Partnership, the Company Board or any of their respective Representatives, in the case of the Company, of any Acquisition Proposal or any Inquiry from a Person seeking to have discussions or negotiations with the Company regarding a possible Acquisition Proposal. Such notice shall indicate the identity of the Person making such

Acquisition Proposal or Inquiry, and the material terms and conditions of such Acquisition Proposal or Inquiry, to the extent known (including, if applicable, a copy of any written Acquisition Proposal or Inquiry and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business of the Person making such Acquisition Proposal or Inquiry). Each of Parent and the Company shall (A) promptly (but in no event later than thirty-six (36) hours) notify the other Party, as applicable, orally and promptly thereafter in writing, (I) if it enters into discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.4(b)(i)(A) or provides nonpublic information or data to a Person in accordance with Section 7.4(b)(i)(B), and (II) of any changes or modifications to the financial and other material terms of the Acquisition Proposal and (B) keep the other Party, as applicable, reasonably informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal, including by providing a copy of all material documentation or material written correspondence relating thereto, which may be redacted to the extent necessary to protect confidential information of the business of the Person making such Acquisition Proposal or Inquiry.

(iii)    Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Parent Board (or any committee thereof) nor the Company Board (or any committee thereof) shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Company Parties, the Parent Recommendation, or in any manner adverse to the Parent Parties, the Company Recommendation, as applicable, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions that constitute an Acquisition Proposal), (C) fail to include the Parent Recommendation or the Company Recommendation, as applicable, in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the other Party so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Parent Common Stock or Company Common Stock, as applicable, fail to issue a press release or other public communication that reaffirms the Parent Recommendation or the Company Recommendation, as applicable, within ten (10) Business Days after the other Party so requests in writing, or (F) authorize, cause or permit Parent (or any of its respective Affiliates) or the Company (or any of its respective Affiliates), as applicable, to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)(i)) (any such action set forth in this Section 7.4(b)(iii) with respect to the Company Recommendation, a “Change in Company Recommendation” and with respect to the Parent Recommendation, a “Change in Parent Recommendation”).

(iv)    Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, (x) at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation and (y) at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation and/or terminate this Agreement pursuant to Section 9.1(e), in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a material breach of Section 7.4(a) or Section 7.4(c) by Parent or the Company, respectively) is made to Parent or the Company, as applicable, and is not withdrawn, (B) the Parent Board or the Company Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Parent Board or the Company Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law, (D) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Notice Period”) shall have elapsed since Parent or the Company, as applicable, has given written notice to the other Party advising the other Party that Parent or the Company, as applicable, intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (and attaching copies of all agreements or other documents evidencing such Superior Proposal) (a “Superior Proposal Notice”), which Superior Proposal Notice shall not constitute a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Parent or the Company, as applicable, has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with the other Party regarding any adjustment or modification of the terms of this Agreement proposed by the other Party so that the Superior Proposal ceases to constitute a Superior Proposal, and (F) the Parent Board or the Company Board, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other Party in response to the Superior Proposal Notice or otherwise) that such Acquisition Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law; provided, however, that if any material revisions are made to the Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), the Parent Board or the Company Board, as applicable, shall give a new Superior Proposal Notice to the other Party and shall comply again with the requirements of this Section 7.4(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice and ending at 11:59 p.m. (New York City time) on such third Business Day (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period).

(v)    Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, (I) at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation and (II) at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation, if (A) an Intervening Event has occurred with respect to the Company or the Company Subsidiaries or with respect to Parent or the Parent Subsidiaries, respectively and as applicable, (B) the Company Board or the Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties under applicable Law, (C) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Intervening Event Notice Period”) shall have elapsed since the applicable Party has given written notice (which written notice shall not constitute a Change in Company Recommendation or Change in Parent Recommendation, as applicable, for any purpose of this Agreement) to the other Party advising that such Party intends to take such action and describing in reasonable detail the facts and circumstances that is the basis for the proposed action (an “Intervening Event Notice”), (D) during such Intervening Event Notice Period, such Party has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with such other Party, regarding any adjustment or modification of the terms of this Agreement proposed by such other Party in order to obviate the need to make such Change in Company Recommendation or Change in Parent Recommendation, as applicable, and (E) the Company Board or the Parent Board, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party in response to the Intervening Event Notice or otherwise) that failure by the Company Board or the Parent Board, as applicable, to effect a Change in Company Recommendation or Change in Parent Recommendation, respectively, would reasonably be expected to be inconsistent with its duties under applicable Law.

(vi)    Nothing contained in this Section 7.4 shall prohibit Parent or the Company, directly or indirectly through its Representatives, from (A) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any disclosure to its stockholders that is required by applicable Law or if the Company Board or Parent Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board or Parent or Parent Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute a Change in Company Recommendation or Change in Parent Recommendation, as applicable); provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Parent Board or the Company Board, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless the Parent Board or the Company Board, as applicable, in connection with such communication publicly states that the Parent Recommendation or the Company Recommendation, as applicable, has not changed or refers to the prior recommendation of Parent or the Company, as applicable, without disclosing any Change in Parent Recommendation or Change in Company Recommendation, as applicable. For the avoidance of doubt, neither the Parent Board nor the Company Board may make a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(c)    Upon execution of this Agreement, except as expressly permitted by this Section 7.4, each of Parent and the Company agrees that it will and will cause its Subsidiaries and their respective officers and directors to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’ other Representatives to, (i) cease immediately and terminate any solicitations, discussions, negotiations or communications with any Third Party that may be ongoing with respect to any Acquisition Proposal, and (ii) terminate any such Third Party’s access to any physical or electronic data rooms. Each of Parent and the Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any action taken in violation of the restrictions set forth in this Section 7.4 by any officer, director or investment banker of such Party or any of its Subsidiaries at the direction of or on behalf of such Party shall be deemed to be a breach of this Section 7.4 by such Party for purposes of this Agreement.

Section 7.5    Directors’ and Officers’ Indemnification.

(a)    From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall (or shall cause Parent OP to), for a period of six (6) years from the Company Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the MGCL or any other applicable Laws of the State of Maryland, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the MGCL or any other applicable Laws of the State of Maryland, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder without the prior written consent of the Indemnifying Party (such consent shall not be unreasonably withheld).

(b)    Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, trustees, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified Parties, for a period of six (6) years following the Company Merger Effective Time; provided that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c)    Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and cause the obligations thereunder to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 300% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d)    If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e)    The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including any such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6    Access to Information; Confidentiality.

(a)    During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all facilities and Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Notwithstanding the foregoing, access pursuant to this Section 7.6 shall not include the right to perform environmental testing or sampling of any kind (including any invasive environmental testing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Company Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreement to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party in pursuing its own business activities (operating in the ordinary course).

(b)    Prior to the Company Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.7    Public Announcements. Except with respect to any Change in Company Recommendation, any Change in Parent Recommendation or any action taken by the Company or the Company Board or Parent or the Parent Board, as applicable, pursuant to and in accordance with Section 7.4, so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement and except for the initial press release that will be mutually agreed in good faith by the Parties and the filing of this Agreement (and a summary of this Agreement) and the Form S-4 and the Proxy Statement/Prospectus with the SEC, none of the Company or Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the initial press release referred to above, the summary of this Agreement filed with the SEC, the Form S-4 or the Proxy Statement/Prospectus or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

Section 7.8    Employment Matters.

(a)    During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the Continuing Employee’s termination of employment with Parent and the Parent Subsidiaries), Parent shall, and shall cause each Parent Subsidiary, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who remains employed by Parent or any Parent Subsidiary as of the Company Merger Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) with (i) except as otherwise mutually agreed between Parent and such Continuing Employee, a base salary or base wage rate that is not less than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) target annual or other short-term periodic cash incentive opportunities that are not less than the target annual or other short-term periodic cash incentive opportunities set forth on Section 7.8(a) of the Company Disclosure Schedule, and (iii) other compensation and employee benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing, provided, however, that no post-retirement medical, equity-based compensation, deferred compensation, or retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of Parent’s obligations under this Section 7.8(a). For the avoidance of doubt, nothing in this Agreement shall require Parent or any Parent Subsidiary to employ any Person, nor shall it alter the at-will employment status of any Continuing Employee.

(b)    From and after the Company Merger Effective Time, Parent shall, and shall cause each Parent Subsidiary, as applicable, to honor, in accordance with their terms, all severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company or any Company Subsidiary and in effect immediately prior to the Company Merger Effective Time.

(c)    Parent shall, and shall cause the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by Parent and the Parent Subsidiaries in which such Continuing Employee is eligible to participate (but not for purposes of any benefit accrual under any defined benefit pension plan) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Company Employee Program.

(d)    Without limiting the generality of Section 7.8(a), (i) cash incentive bonuses for calendar year 2023 shall be treated as set forth in Section 7.8(d)(i) of the Company Disclosure Schedule, and (ii) with respect to each Company 2015 Plan Restricted Share that is issued and outstanding as of immediately prior to the Company Merger Effective Time as to which restrictions shall have lapsed as of immediately prior to the Company Merger Effective Time, the right of the holder thereof to any payment in respect of the Change in Control Price (as defined in the Company’s 2015 Award and Option Plan as in effect on the date of this Agreement) that shall not have been satisfied in full through receipt of the Merger Consideration and Fractional Share Consideration in the Merger, if any, shall remain by operation of applicable Law as an obligation of the Surviving Entity and shall be settled in cash (and for the avoidance of doubt, such cash payment, if any, shall be determined in accordance with the formula set forth in Section 7.8(d)(ii) of the Company Disclosure Schedule) no later than five (5) Business Days following the Company Merger Effective Time, without interest and less any applicable withholding or other Taxes or other amounts required by Law to be withheld, in full satisfaction and release of any and all remaining rights with respect to each such Company 2015 Plan Restricted Share.

(e)    Parent and the Company shall take the actions described in Section 7.8(e) of the Company Disclosure Schedule.

(f)    Parent shall use, and shall cause the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(g)    Prior to making any broad-based, written communications to the employees of the Company or any Company Subsidiary (other than any communications consistent in all material respects with prior communications made by the Company or Parent) pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, the Company shall, to the extent not prohibited by applicable Law, (i) provide Parent with a copy of the intended communication, (ii) give Parent a reasonable period of time to review and comment on the communication and (iii) consider any such comments in good faith.

(h)    During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8.

(i)    Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9    Certain Tax Matters.

(a)    The Parties intend that for U.S. federal income tax purposes (i) immediately after the Company Merger, the Company shall become a Qualified REIT Subsidiary pursuant to Section 856(i) of the Code and as a result the Company shall be deemed to distribute all of its assets to Parent pursuant to a complete liquidation and will be disregarded as separate from Parent for federal tax purposes (the “Deemed Liquidation”), (ii) Parent’s acquisition of the Company Common Stock pursuant to the Company Merger and the Deemed Liquidation be integrated, and that the Company Merger and the Deemed Liquidation, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) that this Agreement be, and hereby is, adopted as a plan of reorganization for the Company Merger for purposes of Sections 354 and 361 of the Code and (iv) that the Partnership Merger be treated as (A) an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), and (B) a fully (or partially) taxable sale of partnership interests in the Partnership to Parent OP under Treasury Regulations Section 1.708-1(c)(4), if and to the extent that either (x) a Parent Common Stock Election (as defined below) is made by a Minority Limited Partner with respect to such Minority Limited Partner’s Partnership OP Units or (y) a Preferred Unitholder (as defined below) receives (or elects to receive, as applicable) cash for the preferential amount attributable for such person’s Series A Preferred Units.

(b)    Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger and the Deemed Liquidation, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Company Merger and the Deemed Liquidation, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger and the Deemed Liquidation, taken together, as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)    Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of shares of Company Common Stock or Partnership OP Units, all Transfer Taxes.

(d)    The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2023 taxable year, including by providing Parent information supporting amounts distributed and the calculation of the amount required to be distributed pursuant to Section 857(a) of the Code. Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Company Merger Effective Time.

(e)    Parent OP shall utilize the “traditional method” as set forth in Treasury Regulations Section 1.704-3 (and any analogous provision of state or local income tax law) with respect to any properties of Partnership subject to Tax Protection Agreements as of the Partnership Merger Effective Time, to the extent such Tax Protection Agreements require the “traditional method” with respect to such properties.

Section 7.10    Notification of Certain Matters; Transaction Litigation.

(a)    The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, any of the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of the Mergers or the other transactions contemplated by this Agreement.

(b)    Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), this Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c)    Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d)    The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11    Section 16 Matters. Prior to the Company Merger Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of shares of Company Common Stock (including derivative securities with respect thereto) or acquisitions of shares of Parent Common Stock (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12    Voting of Company Common Stock and Parent Common Stock. Parent shall vote all shares of Company Common Stock beneficially owned by it, Parent OP or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Company Merger. The Company shall vote all shares of Parent Common Stock beneficially owned by it, the Partnership or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of approval of the Parent Common Stock Issuance.

Section 7.13    Amendment and Termination of Company Equity Incentive Plans and Certain Company Employee Programs.

(a)    Prior to the Company Merger Effective Time, the Company Board or a committee thereof shall (i) adopt such resolutions and take such other actions as may be required to amend the 2015 Plan, the 2020 Plan and the Company Deferred Compensation Plan to provide for the treatment of the Company 2015 Plan Restricted Shares and Company DSUs set forth in Section 3.2 and Section 7.8(d)(ii), as applicable; provided, however, no such amendment shall increase the Merger Consideration payable pursuant to Article III, the cash amounts payable, if any, pursuant to Section 7.8(d)(ii), or amend the definition of Change in Control Price; and (ii) adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plans or applicable Law no later than immediately prior to the Company Merger Effective Time to terminate the Company Equity Incentive Plans effective as of the Company Merger Effective Time, including, in the case of the Company Deferred Compensation Plan, adopting such resolutions and taking such actions to ensure that the termination of such plan and settlement of the Company DSUs outstanding thereunder pursuant to Section 3.2(d) satisfies the plan termination requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B).

(b)    If requested in writing by Parent no later than ten (10) Business Days prior to the Closing Date, the Company Board (or the appropriate governing body) shall adopt such resolutions or take such other actions as may be required to terminate each Company 401(k) Plan, effective as of the day immediately prior to the Closing Date. Upon the distribution of the assets in the accounts under the Company 401(k) Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or Parent Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including participant loans, from the Company 401(k) Plan to the applicable Tax-qualified defined contribution plan(s) of Parent or Parent Subsidiaries.

Section 7.14    Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this

Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.15    Tax Representation Letters.

(a)    The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to Phillips Lytle LLP, counsel to the Company, and Latham & Watkins LLP, counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Phillips Lytle LLP and Latham & Watkins LLP (or such other counsel described in Section 8.2(c) and Section 8.3(d)) to render the opinions described in Section 8.2(c) and Section 8.3(d), respectively, on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Latham & Watkins LLP, counsel to Parent, and Hogan Lovells US LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.2(e), and Hogan Lovells US LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.3(e).

(b)    The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Latham & Watkins LLP, counsel to Parent, or other counsel described in Section 8.3(d), a tax representation letter, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP, or other counsel described in Section 8.3(d), to render the opinion described in Section 8.3(d) on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Latham & Watkins LLP, counsel to Parent, and Hogan Lovells US LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.2(e), and Hogan Lovells US LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.3(e).

Section 7.16    Accrued Dividends. In the event that a distribution with respect to shares of Company Common Stock permitted under the terms of this Agreement has (a) a record date prior to the Company Merger Effective Time and (b) has not been paid as of the Company Merger Effective Time, the holders of shares of Company Common Stock and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17    Dividends and Distributions.

(a)    From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 9.1, none of Parent or the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly dividends on shares of Company Common Stock at a rate not in excess of $1.20 per share, per quarter and (y) the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any dividends paid on shares of Company Common Stock in accordance with the terms of the Partnership Agreement and (ii) in the case of Parent, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly dividends on shares of Parent Common Stock at a rate not in excess of $1.62 per share, per quarter and (y) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock in accordance with the Parent Partnership Agreement; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock receive a dividend for a particular quarter prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Stock, respectively, shall also receive a dividend for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that, and the Company and the Partnership will ensure that, any such quarterly dividend or distribution (or dividends or distributions) by the Company (and the Partnership) will have the same record date and the same payment date as Parent’s in order to ensure that the stockholders of the Company and Parent (and the limited partners of the Partnership and the Parent OP) receive the same number of such dividends and distributions between January 1, 2023 and the Partnership Merger Effective Time.

(b)    Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date for which shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c)    If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Stockholder Meeting and the Parent Stockholder Meeting, as applicable, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Stock, in an amount per share of Company Common Stock equal to the product of (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock multiplied by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the quotient obtained by dividing (x) the REIT Dividend declared by the Company with respect to each share of Company Common Stock by (y) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date.

Section 7.18    Registration Rights Agreements. Parent will use its reasonable best efforts to cause the resale of the Parent Common Stock that may be issued upon redemption of the New Parent OP Units, including by any pledgees of the New Parent OP Units, to be included on its existing registration statement or registered on a new registration statement promptly following the Closing (but, in any event, on or prior to the thirtieth (30th) day after the Closing Date).

Section 7.19    Financing Cooperation.

(a)    During the Interim Period, the Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Debt Agreements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the Company Debt Agreements and delivering all officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.19(a) shall be effective at or immediately prior to the Partnership Merger Effective Time (other than any notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Partnership Merger Effective Time).

(b)    During the Interim Period, Parent or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Company Notes Indentures and the Company Private Placement Notes for cash (the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding debt issued under the Company Notes Indentures and the Company Private Placement Notes for securities issued by the Partnership or any of its Affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the Company Notes Indentures and the Company Private Placement Notes regarding certain proposed amendments thereto or certain transactions described therein (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Note Offers and Consent Solicitations”); provided that any such notice or offer shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Closing and such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (or by the Company or any of the Company Subsidiaries if the payment thereof is to be made at or after the Closing). Any Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Company Notes Indenture and the Company Private Placement Notes and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to each of the Company Notes Indentures or amendment to each of the Company Private Placement Notes, as applicable, in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indentures and amendments shall not become operative until the Closing. During the Interim Period, at Parent’s sole expense, the Company shall and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all cooperation reasonably requested by Parent to assist Parent in connection with any Note Offers and Consent Solicitations (including using commercially reasonable efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Note Offers and Consent Solicitations); provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Note Offers and Consent Solicitations other than, in connection with the execution of (i) any supplemental indenture or amendment relating to the Consent Solicitations, with respect to which the Company shall (x) deliver customary officers’ certificates and (y) customary legal opinions to the trustee under the applicable Company Notes Indenture in the form required by the applicable Company Notes Indenture or to the noteholders of the applicable Company Private Placement Notes in the form required by the applicable Company Private Placement Notes or (ii) any dealer manager agreement or other similar agreement, with respect to which the Company shall deliver customary legal opinions to the dealer manager or other similar agent in the form required by the applicable dealer manager agreement, but only if such opinion is required to be delivered at or prior to Closing, in each case, to the extent such certificates and opinions would not conflict with applicable Laws. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be selected and retained by Parent. If, at any time prior to the completion of the Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the notes outstanding under the Company Notes Indentures and the Company Private Placement Notes.

(c)    Nothing in this Section 7.19 shall require the Company or any Company Subsidiary: (i) to pay any fee that is not reimbursed by Parent in connection with any of the activities contemplated by Section 7.19; (ii) to take any action that would unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary in any material respect; (iii) to take any action that will conflict with or violate its respective organizational documents or any applicable Laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any contract to which the Company or any Company Subsidiary is a party or the Company Notes Indentures and the Company Private Placement Notes; (iv) to prepare separate financial statements for any Company Subsidiary or change any fiscal period, or (v) to enter into any document, agreement or other instrument that will be effective prior to the Closing (other than customary authorization and reliance letters). No personal liability arising out of the Note Offers and Consent Solicitations shall be imposed on any officers, directors or other Representatives of the Company.

(d)    Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by the Company or any Company Subsidiary in connection with the cooperation provided or other action taken by Company or any Company Subsidiary pursuant to this Section 7.19 and indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any such financing transaction or Note Offers and Consent Solicitations, any information utilized in connection therewith or any action taken by the Company or any Company Subsidiary pursuant to this Section 7.19; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from the gross negligence or Willful Breach of the Company or any Company Subsidiaries under this Agreement.

(e)    All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent shall be permitted to disclose such information to any third party financing sources or prospective third party financing sources and other financial institutions and investors (including the parties to and holders of notes under the Company Notes Indentures and Company Private Placement Notes) and to their respective counsel and auditors subject to customary confidentiality arrangements for use by any of them of such information in connection with providing the financing contemplated by this Section 7.19 in connection with the Mergers.

(f)    Anything to the contrary in this Agreement notwithstanding, (i) the Parties acknowledge and agree that the provisions contained in this Section 7.19 represent the sole obligation of the Company, it Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing transaction or Note Offers and Consent Solicitations with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligation; (ii) the Company’s breach of any of the covenants required to be performed by it under this Section 7.19 (other than a Willful Breach of such covenants) shall not be considered in determining the satisfaction of the condition set forth in Section 8.2(b); and (iii) the consummation of any financing transaction or Note Offers and Consent Solicitations contemplated by this Section  7.19 is not a condition to any Party’s obligation to consummate the Mergers.

Section  7.20    Withholding Certificates. The Partnership shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time a duly executed certificate IRS Form W-9 from each holder of Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code); provided, however, that in the event that any IRS Form W-9 is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

Section 7.21    Parent Board. Prior to, and conditioned upon the occurrence of, the Company Merger Effective Time, Parent shall take all actions necessary in order to, upon the Company Merger Effective Time, add three (3) members of the Company Board as of the date of this Agreement as set forth on Section 7.21 of the Company Disclosure Schedule (“Company Board Designees”) to the Parent Board, to serve, together with the then members of the Parent Board, until the next annual meeting of stockholders of Parent. In connection with such next annual meeting of stockholders of Parent, the Nominating and Governance Committee of the Parent Board intends to recommend to the Parent Board the Company Board Designees for election to the Parent Board at such annual meeting of stockholders; provided that at such time each such Company Board Designee satisfies the qualifications to serve on the Parent Board.

ARTICLE  VIII

CONDITIONS TO THE MERGERS

Section 8.1    Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the Parties, at or prior to the Closing, of each of the following conditions:

(a)    Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)    No Prohibitive Laws. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of enjoining, preventing, restraining, making illegal or otherwise prohibiting the consummation of the Mergers.

(c)    No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise enjoining, preventing, restraining or prohibiting the consummation of the Mergers.

(d)    Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e)    Listing. The shares of Parent Common Stock to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2    Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (Existence, Good Standing; Compliance with Law), Section 4.2 (Authority), Section 4.4 (Subsidiary Interests), Section 4.10(c) (Absence of Certain Changes), Section 4.16 (No Brokers), Section 4.17 (Opinion of Financial Advisor), Section 4.18 (Vote Required) and Section 4.25 (Investment Company Act) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iii) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), except, in the case of this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to this clause (iii), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b)    Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c)    REIT Qualification Opinion. Parent shall have received a written tax opinion of Phillips Lytle (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 1995 and ending with its taxable year that ends with the Closing Date, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(d)    Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e)    Section 368 Opinion. Parent shall have received the written opinion of Latham & Watkins LLP (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit E to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger and the Deemed Liquidation, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Section 8.3    Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law), Section 5.2 (Authority), Section 5.4 (Subsidiary Interests), Section 5.10(c) (Absence of Certain Changes), Section 5.16 (No Brokers), Section 5.17 (Opinion of Financial Advisor), Section 5.18 (Vote Required), and Section 5.25 (Investment Company Act) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iii) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), except, in the case of this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to this clause (iii), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b)    Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d)    REIT Qualification Opinion. The Company shall have received a tax opinion of Latham & Watkins LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit F to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 2004 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e)    Section 368 Opinion. The Company shall have received the written opinion of Hogan Lovells US LLP (or such other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit G to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger and the Deemed Liquidation, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the receipt of Company Stockholder Approval and the Parent Stockholder Approval (in each case, unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a)    by the mutual written consent of Parent and the Company;

(b)    by either the Company or Parent, by written notice to the other Party:

(i)    if, upon the completion of the voting at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii)    if, upon the completion of the voting at the Parent Stockholder Meeting, the Parent Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to Parent if the failure to obtain such Parent Stockholder Approval was primarily caused by any action or failure to act of any of the Parent Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(iii)    if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or other Law or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction, Law or other action shall have become final and non-appealable; or

(iv)    if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on December 31, 2023 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date;

(c)    by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Company Parties before such earlier date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Parent OP is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d)    by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30)

days after such notice is given or (ii) the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Parent Parties before such earlier date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e)    by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(b)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(c) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal;

(f)    by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred (provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Stockholder Approval is obtained), or (ii) upon a Willful Breach of Section 7.4 by the Company (it being understood that nothing in this Section 9.1(f)(ii) is intended to modify the rights of Parent and obligations of the Company with respect to a Willful Breach of this Agreement by the Company as provided in Section 9.2 or Section 9.3); or

(g)    by the Company upon written notice from the Company to Parent, (i) if a Change in Parent Recommendation shall have occurred (provided, however, that the Company’s right to terminate this Agreement pursuant to this Section 9.1(g)(i) shall expire if and when the Parent Stockholder Approval is obtained), or (ii) upon a Willful Breach of Section 7.4 by Parent (it being understood that nothing in this Section 9.1(g)(ii) is intended to modify the rights of the Company and obligations of Parent with respect to a Willful Breach of this Agreement by Parent as provided in Section 9.2 or Section 9.3).

Section 9.2    Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreement and the agreements contained in Section 7.6(b) (Access to Information; Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3    Termination Fees and Expense Amount.

(a)    If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iv) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement (or, in the case of Section 9.1(c), prior to the breach giving rise to such right of termination), the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 9.1(b)(i)) or that has been publicly announced or otherwise communicated to the Company Board prior to the date of termination of this Agreement (with respect to a termination under

Section 9.1(b)(iv) or Section 9.1(c), and in the case of Section 9.1(c), prior to the breach giving rise to such right of termination), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions that constitutes an Acquisition Proposal is consummated by the Company or a Company Subsidiary or the Company or a Company Subsidiary enters into an Acquisition Agreement, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(e), the Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(b)    If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iv) or by the Company pursuant to Section 9.1(d), and, after the date hereof and prior to the termination of this Agreement (or, in the case of Section 9.1(d), prior to the breach giving rise to such right of termination), Parent (i) receives or has received an Acquisition Proposal with respect to Parent or any Parent Subsidiary that has been publicly announced prior to the time of the Parent Stockholder Meeting (with respect to a termination under Section 9.1(b)(ii)) or that has been publicly announced or otherwise communicated to the Parent Board prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iv) or Section 9.1(d), and in the case of Section 9.1(d), prior to the breach giving rise to such right of termination), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions that constitutes an Acquisition Proposal is consummated by Parent or a Parent Subsidiary or Parent or a Parent Subsidiary enters into an Acquisition Agreement, then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(f), the Expense Amount, by wire transfer of same day funds to an account designated by the Company, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(b), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(c)    If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f)(i), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(d)    If this Agreement is terminated by the Company pursuant to Section 9.1(g)(i), then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days of such termination.

(e)    If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i), the Company shall pay, or cause to be paid, to Parent the Expense Amount of the Parent Parties, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days after the date of such termination.

(f)    If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii), Parent shall pay, or cause to be paid, to the Company the Expense Amount of the Company Parties, by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days after the date of such termination.

(g)    Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i)    under no circumstances shall either Parent or the Company be required to pay the Termination Fee on more than one occasion;

(ii)    under no circumstances shall either Parent or the Company be required to pay the Expense Amount on more than one occasion;

(iii)    if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(c) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties;

(iv)    if this Agreement is terminated under circumstances in which Parent is required to pay the Termination Fee pursuant to Section 9.3(b) or Section 9.3(d) and the Termination Fee is paid to the Company (or its designee), the payment of the Termination Fee will be the Company Parties’ sole and exclusive remedy against the Parent Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties;

(v)    if this Agreement is terminated under circumstances in which Parent is required to pay the Expense Amount pursuant to Section 9.3(f), and the Expense Amount is paid to the Company (or its designee), the payment of the Expense Amount will be the Company Parties’ sole and exclusive remedy against the Parent Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties; and

(vi)    in the event that this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) when either the Company or Parent could have terminated the Agreement pursuant to Section 9.1(b)(ii), or this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) when either the Company or Parent could have terminated the Agreement pursuant to Section 9.1(b)(i), then no Termination Fee, Expense Amount or any other amounts shall be payable by either Parent or the Company pursuant to this Section 9.3.

(h)    Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either Parent or the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the payment of any amount set forth in this Section 9.3, Parent or the Company, as applicable, shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4    Payment of Expense Amount or Termination Fee.

(a)    In the event that Parent or the Company is obligated to pay the other Party the Expense Amount and/or Termination Fee, Parent or the Company, as applicable, shall pay to the other Party from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to such other Party (or its designee) without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by such other Party’s independent certified public accountants (taking into account any known or anticipated income of such other Party which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event such other Party receives either (1) a letter from such other Party’s counsel indicating that such other Party has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from such other Party’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure Parent or the Company’s obligation to pay these amounts, as applicable, Parent or the Company, as applicable, shall deposit into escrow an amount in cash equal to the Expense Amount and/or the Termination Fee, as applicable, with an escrow agent selected by Parent or the Company, as applicable (that is reasonably satisfactory to the other Party) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time Parent or the Company is obligated to pay the other Party such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b)    The escrow agreement shall provide that the Expense Amount and/or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent or the Company, as applicable (or its designee), unless the escrow agent receives any one or combination of the following: (i) a letter from such Party’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to such Party (or its designee) without causing such Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from such Party’s accountants revising that amount, in which case the escrow agent shall release such amount to such Party (or its designee), or (ii) a letter from such Party’s counsel indicating that such Party received a ruling from the IRS holding that the receipt by such Party (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that such Party’s outside counsel has rendered a legal opinion to the effect that the receipt by such Party (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to such Party (or its designee). Each of Parent and the Company agrees to amend this Section 9.4(b) at the request of the other Party in order to (x) maximize the portion of the Expense Amount and/or Termination Fee, as applicable, that may be distributed to such other Party (or its designee) hereunder without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve such other Party’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist such other Party in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of Parent or the Company, as applicable, to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to Parent or the Company, as applicable. Parent (in the case of Expense Amount and/or Termination Fee, as applicable, payable by Parent) or the Company (in the case of Expense Amount and/or Termination Fee, as applicable, payable by the Company) shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c)    Except as set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5    Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval or after the Parent Stockholder Approval is obtained, as applicable, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

Section 9.6    Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE  X

GENERAL PROVISIONS

Section 10.1    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)	if to any of the Parent Parties:

Extra Space Storage Inc.

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, UT 84121

Attention: Executive Vice President and Chief Legal Officer

Email:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention:    Craig M. Garner

  Kevin C. Reyes

Email:

(b)	if to any of the Company Parties:

Life Storage, Inc.

6467 Main Street

Williamsville, NY 14221

Attention:    Joseph Saffire, Chief Executive Officer

  Alexander Gress, Chief Financial Officer

Email:

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 13th St NW

Washington, DC 20004

Attention:    Joseph Gilligan

  Bruce Gilchrist

  Les Reese

  Katherine Keeley

Email:

with a copy (which shall not constitute notice) to:

Phillips Lytle LLP

One Canalside

125 Main Street

Buffalo, NY 14203

Attention:    David J. Murray

Email:

Section 10.2    Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, to the Company Disclosure Schedule or the Parent Disclosure Schedule, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least one (1) Business Day prior to the date of this Agreement, (b) furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least one (1) day prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least one (1) day prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time. This Section 10.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Company Merger Effective Time.

Section 10.4    Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5    Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Article II and Article III, which shall inure to the benefit of the stockholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (b) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6    Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7    Choice of Law/Consent to Jurisdiction.

(a)    All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b)    Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Circuit Court for Baltimore City, Maryland or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division (as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each Party agrees not to commence any action, suit or proceeding relating thereto, except in such court, and further agrees that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court and further agrees, in the case of any action relating to this Agreement or the transactions contemplated hereby in the Circuit Court for Baltimore City, Maryland, to request and consent to the assignment of such action to the Business and Technology Case Management Program). Each Party hereby irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, actions or proceedings may be commenced in any jurisdiction, if necessary, to enforce or satisfy orders or judgments of such courts.

Section 10.8    Remedies.

(a)    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)    The Parties’ right of specific enforcement and to an injunction is an integral part of this Agreement, the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance or to an injunction to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to specifically enforce compliance by the other Party with the terms and provisions of, and such other Party’s obligations under, this Agreement and to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or the covenants and obligations of such other Party under this Agreement, all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches or threatened breaches of this Agreement (or the covenants and obligations of the other Party under this Agreement) or to enforce specifically the terms and provisions of, or the other Party’s obligations under, this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10    WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

EXTRA SPACE STORAGE INC.

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Chief Executive Officer

EXTRA SPACE STORAGE LP

By:	ESS Holdings Business Trust I, its sole general partner

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Trustee

EROS MERGER SUB, LLC

By:	Extra Space Storage, Inc., its sole member

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Chief Executive Officer

EROS OP MERGER SUB, LLC

By:	Extra Space Storage LP, its sole member

By:	ESS Holdings Business Trust I, its sole general partner

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Trustee

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

LIFE STORAGE, INC.

By:	/s/ Joseph Saffire
Name: Joseph Saffire
Title: Chief Executive Officer

LIFE STORAGE LP

By:	Life Storage Holdings, Inc., its general partner

By:	/s/ Joseph Saffire
Name: Joseph Saffire
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 3.1

LIFE STORAGE, INC. ~~(formerly known as Sovran Self Storage, Inc.)~~

AMENDED AND RESTATED BYLAWS EFFECTIVE ~~AUGUST 15, 2016~~APRIL 2, 2023

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.01 ANNUAL MEETING. An annual meeting of stockholders for the election of Directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time and place set by the Board of Directors.

Section 1.02 SPECIAL MEETINGS.

(a) General. Each of the chairman of the board, chief executive officer, president and Board of Directors may call a special meeting of stockholders. Except as provided in subsection (b)(4) of this Section 1.02, a special meeting of stockholders shall be held on the date and at the time and place set by the chairman of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. Subject to subsection (b) of this Section 1.02, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

(b) Stockholder-Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder, each individual whom the stockholder proposes to nominate for election or reelection as a Director and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of Directors or the election of each such individual, as applicable, in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which a Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the “Special Meeting Request”) signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the “Special Meeting Percentage”) shall be delivered to the secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the secretary by registered mail, return receipt requested, and (e) be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 1.02(b), the secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(4) In the case of any special meeting called by the secretary upon the request of stockholders (a “Stockholder-Requested Meeting”), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time, on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for a Stockholder-Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 1.02(b).

(5) If written revocations of the Special Meeting Request have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting on the matter to the secretary: (i) if the notice of meeting has not already been delivered, the secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation’s intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The chairman of the board, chief executive officer, president or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.

Section 1.03 ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 1.03(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 1.03(a).

(2) For any nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 1.03, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 1.03 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 1.03(c)(3) of this Article I) for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described above.

(3) Such stockholder’s notice shall set forth:

(i) as to each individual whom the stockholder proposes to nominate for election or reelection as a Director (each, a “Proposed Nominee”), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a Director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act;

(ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder’s reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

(iii) as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

(A) the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the “Company Securities”), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person, the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

(B) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of (x) Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a “Peer Group Company”) for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof (or, as applicable, in any Peer Group Company) disproportionately to such person’s economic interest in the Company Securities (or, as applicable, in any Peer Group Company);

(C) any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(iv) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 1.03(a) and any Proposed Nominee,

(A) the name and address of such stockholder, as they appear on the Corporation’s stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee and

(B) the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; and

(v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a Director or the proposal of other business on the date of such stockholder’s notice.

(4) Such stockholder’s notice shall, with respect to any Proposed Nominee, be accompanied by a certificate executed by the Proposed Nominee (i) certifying that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation and (b) will serve as a director of the Corporation if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request, to the stockholder providing the notice and shall include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a Director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder, or would be required pursuant to the rules of any national securities exchange on which any securities of the Corporation are listed or over-the-counter market on which any securities of the Corporation are traded).

(5) Notwithstanding anything in this subsection (a) of this Section 1.03 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 1.03(c)(3) of this Article I) for the preceding year’s annual meeting, a stockholder’s notice required by this Section 1.03(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(6) For purposes of this Section 1.03, “Stockholder Associated Person” of any stockholder shall mean (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected only (i) by or at the direction of the Board of Directors, (ii) by a stockholder that has requested that a special meeting be called for the purpose of electing Directors in compliance with Section 1.02 of this Article I and that has supplied the information required by Section 1.02 of this Article I about each individual whom the stockholder proposes to nominate for election of Directors or (iii) provided that the special meeting has been called in accordance with Section 1.02(a) of this Article I for the purpose of electing Directors, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 1.03 and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 1.03.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Corporation’s notice of meeting, if the stockholder’s notice, containing the information required by paragraph (a)(3) of this Section 1.03, is delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (1) If information submitted pursuant to this Section 1.03 by any stockholder proposing a nominee for election as a Director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 1.03. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 1.03, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 1.03 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 1.03.

(2) Only such individuals who are nominated in accordance with this Section 1.03 shall be eligible for election by stockholders as Directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 1.03. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 1.03.

(3) For purposes of this Section 1.03, “the date of the proxy statement” shall have the same meaning as “the date of the company’s proxy statement released to shareholders” as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. “Public announcement” shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 1.03, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.03. Nothing in this Section 1.03 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 1.03 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

Section 1.04 NOTICE. Not less than ten nor more than 90 days before each meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article I or the validity of any proceedings at any such meeting.

Subject to Section 1.03(a) of this Article I, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 1.03(c)(3) of this Article I) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section.

Section 1.05 ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the chairman of the board or, in the case of a vacancy in the office or absence of the chairman of the board, by one of the following officers present at the meeting in the following order: the vice chairman of the board, if there is one, the chief executive officer, the president, the vice presidents in their order of rank and seniority, the secretary, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy.

The secretary, or, in the secretary’s absence, an assistant secretary, or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board of Directors or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of stockholders, an assistant secretary, or, in the absence of all assistant secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments; (e) determining when and for how long the polls should be opened and when the polls should be closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.06 QUORUM. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting sine die or from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.

Section 1.07 VOTING. Except in a contested election, a nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast “for” or “against~~,~~”~~or withheld as to,~~ such nominee at a meeting of stockholders duly called and at which a quorum is present. In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present. An election shall be considered contested if, as of the date of the proxy statement for the meeting of stockholders at which directors are to be elected, there are more nominees for election than the number of directors to be elected.

Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. Unless otherwise provided by statute or by the charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise.

Section 1.08 PROXIES. A holder of record of shares of stock of the Corporation may cast votes in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 1.09 VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the Corporation registered in the name of a corporation, partnership, trust, limited liability company or other entity, if entitled to be voted, may be voted by the president or a vice president, general partner, trustee or managing member thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any Director or fiduciary may vote stock registered in the name of such person in the capacity of such Director or fiduciary, either in person or by proxy.

Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt by the Corporation of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the holder of record of the specified stock in place of the stockholder who makes the certification.

Section 1.10 INSPECTORS. The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. The inspectors, if any, shall (i) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chairman of the meeting, (iv) hear and determine all challenges and questions arising in connection with the right to vote, and (v) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 1.11 CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL (as defined herein), shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Section 1.12 STOCKHOLDERS’ CONSENT IN LIEU OF MEETING. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders.

ARTICLE II

DIRECTORS

Section 2.01 GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2.02 OUTSIDE ACTIVITIES. The Board of Directors and its members are required to spend only such time managing the business and affairs of the Corporation as is necessary to carry out their duties in accordance with Section 2-405.1 of the Maryland General Corporation Law, as amended from time to time (“MGCL”). Any interest (including any interest as defined in Section 2-419(a) of the MGCL) that a Director has in any investment opportunity presented to the Corporation must be disclosed by such Director to the Board of Directors (and, if voting thereon, to the Stockholders or to any committee of the Board of Directors) within ten (10) days after the later of the date upon which such Director becomes aware of such interest or the date upon which such

Director becomes aware that the Corporation is considering such investment opportunity. If such interest comes to the interested Director’s attention after a vote to take such investment opportunity, the voting body shall be notified of such interest and shall reconsider such investment opportunity if not already consummated or implemented.

Section 2.03 NUMBER, TENURE AND RESIGNATION. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of Directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than 15, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors.

Any Director of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

Section 2.04 ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 2.05 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 2.06 NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or United States mail to each Director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the Director or his or her agent is personally given such notice in a telephone call to which the Director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the Director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 2.07 QUORUM. A majority of the Directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such Directors is present at such meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the charter of the Corporation or these Bylaws, the vote of a majority or other percentage of a particular group of Directors is required for action, a quorum must also include a majority or such other percentage of such group.

The Directors present at a meeting which has been duly called and at which a quorum has been established may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough Directors to leave fewer than required to establish a quorum.

Section 2.08 VOTING. The action of a majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws. If enough Directors have withdrawn from a meeting to leave fewer than required to establish a quorum, but the meeting is not adjourned, the action of the majority of that number of Directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter of the Corporation or these Bylaws.

Section 2.09 ORGANIZATION. At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, the chief executive officer or, in the absence of the chief executive officer, the president or, in the absence of the president, a Director chosen by a majority of the Directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation, or, in the absence of the secretary and all assistant secretaries, an individual appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 2.10 TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 2.11 CONSENT BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each Director and is filed with the minutes of proceedings of the Board of Directors.

Section 2.12 VACANCIES. If for any reason any or all of the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder. Any vacancy on the Board of Directors for any cause other than an increase in the number of Directors may be filled by a majority of the remaining Directors, even if such majority is less than a quorum. Any vacancy in the number of Directors created by an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors. Any individual so elected as Director shall serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies.

Section 2.13 COMPENSATION. Directors shall not receive any stated salary for their services as Directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as Directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as Directors; but nothing herein contained shall be construed to preclude any Directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 2.14 RELIANCE. Each Director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the Director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the Director or officer reasonably believes to be within the person’s professional or expert competence, or, with respect to a Director, by a committee of the Board of Directors on which the Director does not serve, as to a matter within its designated authority, if the Director reasonably believes the committee to merit confidence.

Section 2.15 RATIFICATION. The Board of Directors or the stockholders may ratify and make binding on the Corporation any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter. Moreover, any action or inaction questioned in any stockholders’ derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a Director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

Section 2.16 EMERGENCY PROVISIONS. Notwithstanding any other provision in the charter or these Bylaws, this Section 2.16 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article II of these Bylaws cannot readily be obtained (an “Emergency”). During any Emergency, unless otherwise provided by the Board of Directors, (i) a meeting of the Board of Directors or a committee thereof may be called by any Director or officer by any means feasible under the circumstances; (ii) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many Directors and by such means as may be feasible at the time, including publication, television or radio; and (iii) the number of Directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

ARTICLE III

COMMITTEES

Section 3.01 NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and one or more other committees, composed of one or more Directors, to serve at the pleasure of the Board of Directors.

Section 3.02 POWERS. The Board of Directors may delegate to committees appointed under Section 3.01 of this Article any of the powers of the Board of Directors, except as prohibited by law.

Section 3.03 MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Director to act in the place of such absent member.

Section 3.04 TELEPHONE MEETINGS. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 3.05 CONSENT BY COMMITTEES WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

Section 3.06 VACANCIES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE IV

OFFICERS

Section 4.01 GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers, including an Executive Chairman of the Board, with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries and assistant treasurers or other officers. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 4.02 REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board, the chief executive officer, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 4.03 VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

Section 4.04 CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a chairman of the board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the chairman of the board as an executive or non-executive chairman. The chairman of the board shall preside over the meetings of the Board of Directors. The chairman of the board shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors.

Section 4.05 CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a chief executive officer. In the absence of such designation, the chairman of the board shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 4.06 CHIEF OPERATING OFFICER. The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

Section 4.07 CHIEF FINANCIAL OFFICER. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

Section 4.08 PRESIDENT. In the absence of a chief executive officer, the president shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 4.09 VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the chief executive officer, the president or the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president, or vice president for particular areas of responsibility.

Section 4.10 SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or the Board of Directors.

Section 4.11 TREASURER. The treasurer shall have the custody of the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors and in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.12 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the chief executive officer, the president or the Board of Directors.

Section 4.13 COMPENSATION. The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a Director.

ARTICLE V

STOCK

Section 5.01 CERTIFICATES. Except as may be otherwise provided by the Board of Directors, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in the manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates.

Section 5.02 TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the charter of the Corporation and all of the terms and conditions contained therein.

Section 5.03 REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

Section 5.04 FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

When a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if adjourned or postponed, except if the meeting is adjourned or postponed to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting may be determined as set forth herein.

Section 5.05 STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 5.06 FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may authorize the Corporation to issue fractional stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VI

DISTRIBUTIONS

Section 6.01 AUTHORIZATION. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the charter of the Corporation. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the charter.

Section 6.02 CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

ARTICLE VII

INDEMNIFICATION

Section 7.01 INDEMNIFICATION TO THE EXTENT PERMITTED BY LAW. ~~Unless the Board of Directors otherwise determines prospectively in the case of any one or more specified individuals, the~~ The Corporation shall indemnify, to the full (i) its Directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by Maryland statutory or decisional law, now or hereafter in force, including the advance of expenses under the procedures and to the fullest extent permitted ~~by the MGCL, any person who is or was a Director or officer~~ Maryland laws, and (ii) other employees and agents of the Corporation, or is or was whether serving ~~at the request of~~ the Corporation ~~as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise (an “Indemnified Person”), including the advancement of expenses under procedures provided under such law; provided, however, that no indemnification shall be provided for expenses relating to any willful or grossly negligent failure to make disclosures required by the next to last sentence of Sections 2.02 hereof as applied to Directors and officers respectively. The rights to indemnification and advance of expenses provided by these Bylaws shall vest immediately upon election of a director or officer. Neither the amendment nor repeal of this Section 7.01, nor the adoption or amendment of any other provision of the charter of the Corporation or these Bylaws inconsistent with this Section 7.01, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption~~ or at its request any other entity, to such extent as shall be authorized by the Directors or the charter of the Corporation and as permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Directors may take such action as is necessary to carry out these indemnification provisions and are expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of these Bylaws or repeal of any of the provisions herein shall limit or eliminate (i) the right of indemnification provided hereunder with respect to acts or omissions occurring, in whole or in part, prior to such amendment or repeal, or (ii) the rights granted under indemnification agreements entered into by the Corporation and its Directors, officers, agents and employees.

Section 7.02 INSURANCE. The Corporation shall have the power to purchase and maintain insurance on behalf of any Indemnified Person against any liability, whether or not the Corporation would have the power to indemnify him or her against such liability.

Section 7.03 NON-EXCLUSIVE RIGHTS TO INDEMNIFY; HEIRS AND PERSONAL REPRESENTATIVES. The rights to indemnification set forth in this Article VII are in addition to all rights which any Indemnified Person may be entitled as a matter of law, and shall inure to the benefit of the heirs and personal representatives of each Indemnified Person. The Corporation shall indemnify any Indemnified Person’s spouse (whether by statute or at common law and without regard to the location of the governing jurisdiction) and children to the same extent and subject to the same limitations applicable to any Indemnified Person hereunder for claims arising out of the status of such person as a spouse or child of such Indemnified Person, including claims seeking damages from marital property (including community property) or property held by such Indemnified Person and such spouse or property transferred to such spouse or child.

Section 7.04 NO LIMITATION. In addition to any indemnification permitted by these Bylaws, the Board of Directors shall, in its sole discretion, have the power to grant such indemnification as it deems in the interest of the Corporation to the full extent permitted by law. This Article shall not limit the Corporation’s power to indemnify against liabilities other than those arising from a person’s serving the Corporation as a Director or officer.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 CONTRACTS. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.

Section 8.02 CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 8.03 DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the chief executive officer, the president, the chief financial officer, or any other officer designated by the Board of Directors may determine.

Section 8.04 SEAL. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated Maryland.” The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 8.05 AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

Section 8.06 INVESTMENT POLICY. Subject to the provisions of the charter of the Corporation, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Corporation as it shall deem appropriate in its sole discretion.

Section 8.07 ACCOUNTING YEAR. The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

ARTICLE IX

WAIVER OF NOTICE

Whenever any notice of a meeting is required to be given pursuant to the charter of the Corporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE X

AMENDMENT OF BYLAWS

Section 10.01 BY DIRECTORS. The Board of Directors shall have the power, at any annual or regular meeting, or at any special meeting if notice thereof is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws.

Section 10.02 BY STOCKHOLDERS. The Stockholders, by affirmative vote of a majority of the shares of common stock of the Corporation entitled to vote thereon, shall have the power, at any annual meeting (subject to the requirements of Section 1.03), or at any special meeting if notice thereof is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Corporation, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the charter or Bylaws of the Corporation, or (e) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. Unless the Corporation consents in writing, none of the foregoing actions, claims or proceedings shall be brought in any court sitting outside the State of Maryland,. In the event that any action or proceeding described in this Article XI is pending in the Circuit Court for Baltimore City, Maryland, any shareholder that is a party to such action, proceeding or claim shall cooperate in seeking to have the action or proceeding assigned to the Maryland Business & Technology Case Management Program. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws.

Exhibit 99.1

Extra Space Storage & Life Storage

Combine to Form the Preeminent Storage Operator

Creates the largest storage operator and

one of the largest REITs in the RMZ

SALT LAKE CITY and BUFFALO, April 3, 2023 - Extra Space Storage Inc. (NYSE: EXR) (“Extra Space”) and Life Storage, Inc. (NYSE: LSI) (“Life Storage”) announced today that the two companies have entered into a definitive merger agreement by which Extra Space will acquire Life Storage in an all-stock transaction. The transaction brings together two industry-leading platforms, and the combined company is expected to have a pro forma equity market capitalization of approximately $36 billion and total enterprise value of approximately $47 billion.

Under the terms of the agreement, Life Storage shareholders will receive 0.8950 of an Extra Space share for each Life Storage share they own, representing a total consideration of approximately $145.82 per share based on Extra Space’s share price close on March 31, 2023. At closing, Extra Space and Life Storage shareholders are expected to own approximately 65% and 35% of the combined company, respectively. The respective boards of directors of both Extra Space and Life Storage have unanimously approved the transaction.

“We are impressed with the management team’s strategic repositioning of the Life Storage portfolio over the last seven years, creating a highly diversified portfolio of quality storage assets in strong growth markets.” said Extra Space CEO Joe Margolis. “The business combination is highly synergistic, creating an even stronger combined company that will drive long-term, outsized operational and external growth opportunities through scale efficiencies, higher retained cash flow, data analytics, third-party management relationships and more. We look forward to welcoming the Life Storage family to Team Extra Space and bringing our organizations together to drive enhanced growth.”

The transaction will increase the size of Extra Space’s portfolio by more than 50% by store count with the addition of Life Storage’s 1,198 properties, including 758 wholly-owned, 141 joint venture, and 299 third-party managed stores. In total, the transaction adds over 88 million square feet to the portfolio. The combined portfolio represents the largest storage operation in the country with over 3,500 locations, over 264 million square feet and serving over two million customers.

Joseph Saffire, Chief Executive Officer of Life Storage said, “Following a deliberate and comprehensive review, the Life Storage Board unanimously concluded that the pending transaction with Extra Space maximizes value today and is the transaction most likely to deliver superior long-term returns for our shareholders. Together with Extra Space, we expect to accelerate growth while maintaining our customer-centric focus and commitment to continued innovation. We are also pleased that Life Storage shareholders will participate in the tremendous upside of the combined Extra Space and Life Storage platform through a significant ownership stake in the combined company. I want to thank the Life Storage team for their continued unrelenting dedication and commitment to our business and customers.”

The combination of Extra Space and Life Storage is expected to result in significant strategic, operational, and financial benefits to shareholders, including:

•

Transformative scale: Combines two industry leaders with long track records of outperformance and creates the largest storage operator and the 6th largest REIT in the RMZ. Uniting Extra Space’s and Life Storage’s leading technology and data analytics platforms will also allow the combined company to continue to drive same-store net operating income growth while providing exceptional service to customers.

•	Enhanced diversification: Creates highly diversified portfolio of quality storage assets in markets benefiting from compelling demand and population demographic trends.

•

Significant synergy opportunity: The transaction is expected to generate at least $100 million in annual run-rate operating synergies from G&A and property operating expense savings as well as improved property operating revenue and tenant insurance income. Extra Space has a demonstrated track record of integrating stores onto its platform and delivering outsized returns to shareholders. Extra Space will work closely with the Life Storage team to achieve anticipated synergies and intends to leverage Life Storage’s talented workforce.

•	Embedded growth drivers: The combined businesses’ scaled and growing third-party management, joint venture, and bridge loan platforms will create a robust pipeline for accelerated external growth.

•	Positive financial impact: The transaction is expected to be accretive to Core FFO per share within the first year of closing and be leverage neutral.

Extra Space will retain its name and continue to trade on the NYSE under the ticker “EXR”. Kenneth W. Woolley will remain Chairman of the Board and Joseph D. Margolis will remain as CEO and Director. The Extra Space board will be expanded from 10 to 12 directors and will consist of nine directors from Extra Space’s board and three directors from Life Storage.

The transaction is currently expected to close in the second half of 2023, subject to the approval of Extra Space and Life Storage shareholders and satisfaction of other customary closing conditions.

Citigroup Global Markets Inc. is acting as lead financial advisor and Latham & Watkins LLP is serving as legal advisor to Extra Space. J.P. Morgan Securities LLC is also serving as a financial advisor to Extra Space. Wells Fargo Securities and BofA Securities are acting as financial advisors and Hogan Lovells US LLP and Quinn Emanuel Urquhart & Sullivan LLP are serving as legal advisors to Life Storage.

Webcast & Conference Call Information

Extra Space and Life Storage will host a joint webcast and conference call today. Joe Margolis, CEO of Extra Space and Joe Saffire, CEO of Life Storage, will discuss the transaction and take questions. Here are the event details:

•	Monday, April 3, 2023, at 8:30 a.m. U.S. Eastern time.

•	Live webcast at ir.extraspace.com and also at invest.lifestorage.com/ir-events by clicking Events & Presentations.

•	Participant Toll-Free Dial-In Number: (888)-506-0062; Conference ID: 721638.

•	A telephonic replay will be available from April 3 to April 17, 2023.

•	The webcast replay will be posted when available in the Investor Relations “Events & Presentations” section at ir.extraspace.com and also at invest.lifestorage.com/ir-events.

About Extra Space Storage Inc.

Extra Space Storage Inc., headquartered in Salt Lake City, is a fully integrated, self-administered and self-managed real estate investment trust, and a member of the S&P 500. As of December 31, 2022, the Company owned and/or operated 2,338 self-storage properties, which comprise approximately 1.6 million units and approximately 176.1 million square feet of rentable storage space offering customers conveniently located and secure storage units across the country, including boat storage, RV storage and business storage. The Company is the second largest owner and/or operator of self-storage properties in the United States and is the largest self-storage management company in the United States. For more information, please visit www.extraspace.com.

About Life Storage, Inc.

Life Storage, Inc. is a self-administered and self-managed equity REIT that is in the business of acquiring and managing self-storage facilities. Located in Buffalo, New York, the Company operates more than 1,150 storage facilities in 37 states and the District of Columbia. The Company serves both residential and commercial storage customers with storage units rented by month. Life Storage consistently provides responsive service to more than 675,000 customers, making it a leader in the industry. For more information visit http://invest.lifestorage.com.

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Life Storage and Extra Space operate as well as beliefs and assumptions of Life Storage and Extra Space. Such statements involve uncertainties that could significantly impact Life Storage’s or Extra Space’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Life Storage or Extra Space expects or anticipates will occur in the future — including statements relating to any possible transaction between Life Storage and Extra Space, acquisition and development activity, disposition activity, general conditions in the geographic areas where Life Storage or Extra Space operate, and Life Storage’s and Extra Space’s respective debt, capital structure and financial position— are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Life Storage and Extra Space believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Life Storage nor Extra Space can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Life Storage’s and Extra Space’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Life Storage and Extra Space management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Life Storage and Extra Space to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Life Storage’s or Extra Space’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Life Storage and Extra Space maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Life Storage’s and Extra Space’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Life Storage nor Extra Space undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Life Storage’s Investor Relations at (716) 633-1850 or bmaedl@lifestorage.com.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Life Storage and Extra Space as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

Extra Space Storage Investor Contact	Life Storage, Inc. Investor Contact	Media Contact

Jeff Norman 801-365-1759 info@extraspace.com	Brent Maedl 716-328-9756 bmaedl@lifestorage.com	Andrew Siegel / Dan Moore Joele Frank 212-355-4449

Exhibit 99.2

Exhibit 99.2
EXTRA SPACE STORAGE &
LIFE STORAGE TO COMBINE TO FORM
THE PREEMINENT STORAGE OPERATOR

SAFE HARBOR
Forward Looking Statements
The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space and Life Storage operate as well as beliefs and assumptions of Extra Space and Life Storage. Such statements involve uncertainties that could significantly impact Extra Space’s or Life Storage’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Extra Space or Life Storage expects or anticipates will occur in the future—including statements relating to any possible transaction between Extra Space and Life Storage, acquisition and development activity, disposition activity, general conditions in the geographic areas where Extra Space or Life Storage operate, and Extra Space’s and Life Storage’s respective debt, capital structure and financial position—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Extra Space and Life Storage believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Extra Space nor Life Storage can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Extra Space’s and Life Storage’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Extra Space’s and Life Storage’s management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Extra Space and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Extra Space’s or Life Storage’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Extra Space and Life Storage maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Extra Space’s and Life Storage’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Extra Space nor Life Storage undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.
Participants in the Solicitation
Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 5, 2022. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.
No Offer or Sale
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TRANSACTION OVERVIEW
Transaction Details
All stock strategic combination between Extra Space Storage Inc. (NYSE: EXR) and Life Storage, Inc. (NYSE: LSI)
LSI’s shareholders to receive 0.895 shares of common stock of EXR for each LSI share of common stock
Pro forma ownership(1) of ~65% for EXR’s shareholders and ~35% for LSI’s shareholders
Leverage neutral, non-taxable transaction
Combined company enterprise value(1) of over $47 billion
Management and Governance
Kenneth M. Woolley will remain Chairman of EXR’s Board
Joseph D. Margolis will remain EXR’s CEO and continue to serve as a Director on EXR’s Board
EXR’s Board will expand to 12 directors with LSI having the right to nominate three directors
Extra Space Storage will retain its name and continue to trade on the NYSE under the ticker “EXR”
Anticipated Synergies and Earnings Impact
Anticipate at least $100 million of run-rate annual operating synergies
Includes G&A and property operating expense savings as well as uplift in property operating revenue and tenant insurance income
Expected to be accretive to Core FFO per Share (a non-GAAP measure) within the first year following closing
Transaction expected to accelerate long-term earnings growth of the combined company
Potential for additional synergies from improved cost of capital
Expected Closing
2H 2023, subject to customary conditions, including approval by EXR and LSI shareholders
(1) Pro forma ownership and combined company enterprise value based on 0.895x exchange ratio and closing share prices as of March 31, 2023. EXR common stock for each share of LSI common stock

FORMS THE PREEMINENT STORAGE OPERATOR
PRO FORMA
# of System-Wide Stores (1) 2,338 1,198 3,536
# of States 41 37 43
Same-Store Net Rentable Sq. Ft. (mm) 66.6 42.2 108.8
Same-Store Average Occupancy(2) 95.0% 93.0% 94.2%(3)
Same-Store Net Rent per Occupied Sq. Ft.(2) $22.03 $18.64 $20.71(3) Same-Store Margin(2) 76.5% 72.5% 75.2%(4)
System-Wide Stores
Wholly-Owned Joint Ventures Managed Stores
Joint Ventures
Third-Party Management Bridge Lending Redevelopment Preferred Equity
STORE OWNERSHIP
KEY GROWTH CHANNELS PORTFOLIO STATISTICS
(% OF STORES)
Note: Portfolio data as of December 31, 2022.
(1) Includes wholly-owned, unconsolidated joint ventures and managed stores.
(2) Same-store performance data for the twelve months ended December 31, 2022. LSI data represents arithmetic average of quarterly results over calendar year 2022. (3) Weighted average based on same-store net rentable sq. ft.
(4) Pro forma same-store margin calculated based on simple sum of results for the twelve months ended December 31, 2022. Excludes synergies.

TRANSACTION STRATEGIC RATIONALE
TRANSFORMATIVE SCALE
Creates the largest storage operator
Becomes the 6th largest REIT included in the RMZ by equity market cap
Combines industry leaders with long-term track records of outperformance
Better data and analytics from being a large operator
ENHANCED DIVERSIFICATION
More than 3,500 stores serving millions of customers
Increases geographic diversification
Over 5% increase in stores located in desirable growth markets
VALUE CREATION FROM SIGNIFICANT SYNERGY OPPORTUNITIES
Positioned to deliver higher same-store NOI and tenant insurance income growth
Direct corporate overhead savings
Better access to capital enhances return profile of future growth opportunities
EMBEDDED GROWTH DRIVERS
3rd party mgmt. platform is largest (2x nearest competitor) and most profitable(1)
Additional JV relationships provide more capital light growth options
Greater site and redevelopment opportunities
POSITIVE FINANCIAL IMPACT
Expected to be accretive to Core FFO per share in the first year following closing
Stronger growth profile to support continued dividend growth outperformance(2)
Strengthened balance sheet with staggered debt maturities

(1)	Among publicly-traded U.S. storage REITs (CUBE, NSA and PSA).
(2)	Since March 1, 2019, EXR and LSI have raised their dividend five and six times, respectively, resulting in 88.4% and 80.0% growth, respectively, in dividend per share.

CREATES THE LARGEST STORAGE OPERATOR
PRO FORMA
WHOLLY-OWNED STORES 1,133 758 1,891 (48%) (63%) (53%)
JOINT VENTURE STORES 318 141 459 (14%) (12%) (13%)
MANAGED STORES 887 299 1,186 (38%) (25%) (34%)
SYSTEM-WIDE STORES 2,338 1,198 3,536
U.S. Market Share by
Square Footage(1)
Non-Institutional Quality Properties (~20%)
Institutional Quality Properties (Non-REIT)
(~45%)
13% Public Storage 10% CubeSmart 4%
>50% Increase in System-Wide Stores
(1) Sources: REIT data from public filings as of December 31, 2022. U-Haul and total U.S. storage square footage per the 2023 Self-Storage Almanac. Percentage of Institutional and Non-Institutional Quality Properties estimated by Extra Space Storage.

BECOMES THE 6th LARGEST REIT IN THE RMZ
LARGEST REITS INCLUDED IN THE RMZ BY EQUITY MARKET CAP
Combined company equity market cap of over $36 billion(1)
Becomes one of the largest REITs included in the MSCI US REIT Index (RMZ)
Index re-balancing (i.e., S&P 500) of new shares issued to LSI shareholders in the transaction will create additional demand for EXR’s stock
Source: FactSet. Note: market data as of March 31, 2023.
(1) Pro forma equity market cap based on 0.895x exchange ratio and EXR closing share price as of March 31, 2023. (2) LSI shown at implied offer price based on 0.895x exchange ratio and EXR closing share price as of March 31, 2023.

COMBINING INDUSTRY LEADERS WITH
PROVEN TRACK RECORDS OF GROWTH
Same-Store Revenue Growth Leaderboard
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
1st EXR EXR EXR LSI EXR EXR CUBE EXR EXR EXR LSI LSI EXR
2nd LSI PSA LSI EXR LSI CUBE EXR CUBE LSI LSI CUBE EXR LSI
3rd PSA LSI PSA CUBE CUBE PSA PSA PSA CUBE CUBE EXR CUBE PSA
4th CUBE CUBE CUBE PSA PSA LSI LSI LSI PSA PSA PSA PSA CUBE
Core FFO per Share Growth Leaderboard
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
1st LSI EXR EXR EXR EXR EXR EXR EXR EXR EXR EXR EXR LSI
2nd EXR CUBE LSI CUBE CUBE CUBE CUBE CUBE LSI CUBE LSI LSI PSA
3rd PSA PSA PSA LSI LSI LSI PSA PSA PSA LSI CUBE CUBE EXR
4th CUBE LSI CUBE PSA PSA PSA LSI LSI CUBE PSA PSA PSA CUBE
EXR & LSI #1 Ranking: 12 of 13 Years EXR & LSI #1 Ranking: 13 of 13 Years

TECH ADVANTAGE AS A LARGE OPERATOR
Additional scale will provide an advantage that will make the combined company stronger in…
CUSTOMER ACQUISITION
SEARCH ENGINE & WEBSITE OPTIMIZATION
REVENUE MANAGEMENT
SOCIAL MEDIA
CUSTOMER EXPERIENCE & TRENDS

DIVERSIFICATION – GREATER PRESENCE IN GROWTH MARKETS
INCREASED PRESENCE
Texas: +2.8% Florida: +2.1% Southeast: +0.8%
REDUCED EXPOSURE
CA & HI: (4.3%) Mid-Atlantic: (1.5%) Midwest: (0.5%)
Northwest 1.6mm NRSF 1.2%
Region Pro Forma Net Rentable Sq. Ft. (mm) % of Pro Forma NRSF
CA & HI 18.2mm NRSF 13.3%
Notes: Analysis and map encompass wholly-owned/consolidated stores as of December 31, 2022. Excludes JV and managed stores.

3 SIGNIFICANT VALUE CREATION OPPORTUNITIES
Corporate Overhead Savings
G&A cost efficiencies achieved through scale economies
Lower marginal cost per store
Property Expense Savings
Lower marketing spend per store achieved through greater market density and best practices
Property Revenue Uplift
Consistent EXR store revenue outperformance in overlapping markets / trade areas
Tenant Reinsurance Uplift
Execution of EXR’s successful tenant insurance strategy
Enhanced Organic Same-Store NOI Growth
Estimated ≥ $100 million Run-Rate Annual Operating Synergies
Additional Opportunities
Cost of Capital:
Potential credit ratings upgrade
Operational Efficiencies:
Improved purchasing and cost efficiencies
Better data and analytics
Widening of top of customer acquisition funnel
Store densification
Expansion of solar footprint
Capital Deployment:
Accelerated growth of managed stores
Larger bridge loan business

3 CLEAR PATHWAY TO IDENTIFIED SYNERGIES
LOWER G&A EXPENSE PER STORE
~$61,000
~$42,000
‘23 Guidance Midpoint Per Store(1) Est. Marginal G&A Per Store
LOWER MARKETING SPEND PER STORE
~$28,000
~$16,000
FY 2022 Spend Est. Marginal Spend Per Store
(1) Excludes estimated call center expense, which LSI allocates to G&A expense.
(2) Based on February 2023 data.
CONSISTENT EXR STORE REVENUE OUTPERFORMANCE
Higher Occupancy
~210 bps
~180 bps
EXR FY 2022 Outperformance to LSI
Same-Store MSA Analysis Property Trade Area Analysis
Better Net Rent per Sq. Ft.
~15.9%
~13.8%
EXR FY 2022 Outperformance to LSI
Same-Store MSA Analysis Property Trade Area Analysis
EXECUTION OF EXR’S SUCCESSFUL TENANT INSURANCE STRATEGY
Higher Penetration Rate(2)
~72%
~69%
Better Policy Premia(2)
~$18.40
~$14.19

4 EMBEDDED GROWTH THROUGH MULTIPLE CHANNELS
A Stabilized & Value-Add Acquisitions
Opportunities bolstered by improved cost of capital
B Joint Ventures
Best in class positioning attractive to potential capital partners; opportunity for management, TI and other income
C Third Party Management
Owners stand to benefit from sector’s largest, most profitable platform
D Certificate of Occupancy and Development
CofO and other lease-up properties to provide outsized NOI growth as they move to stabilization
E Bridge Lending
Potential to grow program through larger audience of potential borrowers
F Site Expansion & Redevelopment
Expands opportunity set
G Preferred Equity
Greater balance sheet capacity to serve as leading capital provider to sector

5 STRENGTHENED CREDIT PROFILE
PRO FORMA CAPITAL STRUCTURE
Secured Debt 4%
$12bn in Total Debt
Unsecured Debt 21%
Common Equity 75%
$36bn in Common Equity
Total Debt / Total Market Capitalization: 25%
Notes: EXR and LSI standalone capitalizations as of December 31, 2022, as adjusted for subsequent events and including share of unconsolidated joint ventures. Pro forma capital structure, credit statistics and debt maturity profile represent a simple sum of EXR and LSI figures, as-adjusted for transaction sources and uses, including potential repayment of LSI private placement notes but excluding synergies. Market data as of close on March 31, 2023. LQA means last quarter annualized.
CREDIT STATISTICS
+
=
Enterprise Value $31 billion $16 billion $47 billion
Unencumbered Assets $18 billion $15 billion $33 billion
Net Debt $8 billion $4 billion $12 billion
Net Debt to LQA EBITDA 4.9x 4.8x 5.0x
Fixed Charge Coverage Ratio 5.7x 5.9x 5.4x
Secured Debt % of Total Debt 21% 7% 16%
Credit Ratings Moody’s: Baa2 S&P: BBB Moody’s: Baa2 S&P: BBB
PRO FORMA CONSOLIDATED DEBT MATURITY PROFILE
(assumes exercise of extension options)
EXR Debt
LSI Debt
2023 4%
2024 7%
2025 10%
2026 13%
2027 12%
2028 9%
2029 14%
2030 8%
2031 9%
Thereafter 14%

WHY EXR? BEST-IN-CLASS RETURN PERFORMANCE 10-YEAR TOTAL RETURN
STORAGE SECTOR
1. Extra Space Storage (EXR) 475.0%
2. CubeSmart (CUBE) 293.3%
3. National Storage (NSA) 289.9%
4. Life Storage (LSI) 247.4%
5. Public Storage (PSA) 179.6%
ALL PUBLIC REITS
1. Extra Space Storage (EXR) 475.0%
2. Sun Communities (SUI) 396.9%
3. Equity LifeStyle (ELS) 387.3%
4. Terreno Realty (TRNO) 377.9%
5. First Industrial Realty (FR) 338.8%
S&P Capital IQ as of December 31, 2022.

HISTORY OF SUCCESSFUL M&A INTEGRATION
EXR’s Successful Track Record of Accretive Acquisitions
Integration of stores onto the EXR platform is a core competency
Invested more than $8 billion over the last five years
History of M&A – Storage USA (458 stores for $2.3 billion); SmartStop (122 stores for $1.4 billion) and Storage Express (107 stores for $590 million)
Delivered significant excess total shareholder returns relative to peers over a three-year period following the Storage USA and SmartStop transactions(1)
Seamlessly integrated legacy LSI stores and realized EXR-level operating performance
Customer Acquisition / Revenue Management / Call Center
Acquisition costs reduced as fixed costs are spread over a larger number of stores
Existing market presence allows for more efficient marketing – additional data in these markets enhances sophistication
EXR and LSI are technology leaders in the industry and have made substantial investments in their platforms
EXR’s customer acquisition model is scalable – additional stores provide more locations and larger inventory to offer prospective customers
(1) Source: S&P Capital IQ. For the three years following announcement of the acquisition of Storage USA (05/05/2005), Extra Space delivered a total shareholder return of 63.4%, as compared to the simple peer arithmetic average of 33.7% (range of (14.4)% to 66.3%) and RMZ of 25.4%. For the three years following announcement of the acquisition of SmartStop (06/15/2015), Extra Space delivered a total shareholder return of 60.7%, as compared to the simple peer arithmetic average of 39.3% (range of 20.0% to 48.5%) and RMZ of 5.7%.
Notes: Peers include CUBE, LSI and PSA (NSA conducted its IPO in 2015). Storage Express was acquired in 2022.

KEY TRANSACTION HIGHLIGHTS
TRANSFORMATIVE SCALE
ENHANCED DIVERSIFICATION
VALUE CREATION FROM
SIGNIFICANT SYNERGY OPPORTUNITIES
EMBEDDED GROWTH DRIVERS
POSITIVE FINANCIAL IMPACT